Form 20-F/A
period 2002-03-31
VISION GLOBAL SOLUTIONS INC
filed 2002-09-30
CIK 1135657

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 20-F/A


[ ] Registration Statement Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934;

[X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
               For the fiscal year ended: March 31, 2002

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
               For the transition period from _______ to ________


Commission file number:
                       -------------


                          VISION GLOBAL SOLUTIONS INC.
                          ----------------------------
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                                 --------------
               (Translation of Registrant's Name or Organization)

                                 Ontario, Canada
                                 ---------------
         (State or other jurisdiction of incorporation or organization)

                          Vision Global Solutions Inc.
                          ----------------------------
                           455 Notre Dame Street East
                           --------------------------
                        Montreal, Quebec, Canada H2Y 1C9
                        --------------------------------
                    (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Exchange Act: None.
                                                                           -----

Securities to be registered pursuant to Section 12(g) of the Exchange Act:
         Title of Class: Common Stock, no par value
                         --------------------------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
            -----

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the last practicable date: 26,054,820
shares as of March 31, 2002                                           ----------
---------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes [X] No [ ]

Indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17  [ ]       Item 18 [X]

                                TABLE OF CONTENTS


                                     PART I
                                                                      SEQUENTIAL
                                                                         PAGE
                                                                         ----

Item 1.  Identity of Directors, Senior Management and Advisers .........   3
Item 2.  Offer Statistics and Expected Timetable .......................   3
Item 3.  Key Information ...............................................   3
                  Risk Factors .........................................   6
Item 4.  Information on the Company ....................................   9
Item 5.  Operating and Financial Review Prospects ......................  11
Item 6.  Directors, Senior Management and Employees ....................  16
Item 7.  Major Shareholders and Related Party Transactions .............  17
Item 8.  Financial Information .........................................  18
Item 9.  The Offer and Listing .........................................  18
Item 10. Additional Information ........................................  18
Item 11. Quantitative and Qualitative Disclosures About Market Risk ....  20
Item 12. Description of Securities Other Than Equity Securities ........  20


                                    PART III

Item 18. Financial Statements ..........................................  20
Item 19. Financial Statements ..........................................  21

SIGNATURES .............................................................  21

                                     PART I

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not Applicable

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable.

ITEM 3.           KEY INFORMATION

SELECTED FINANCIAL DATA: VISION GLOBAL SOLUTIONS INC. The following selected financial data for the five years ended March 31, 2002 is derived from the consolidated financial statements of the Vision Group (Vision R/4 and A.R.T.I. Vision) audited by Verrier, Paquin, Hebert, Chartered Accountants. The consolidated financial statements and accompanying notes, are prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements and accompanying notes should be read in conjunction with Item 5 "Operating and Financial Review Prospects." The amounts set forth below are in United States Dollars.

                                                             Year Ended March 31,
                                 -----------------------------------------------------------------------------
                                     2002            2001            2000            1999            1998
                                 -----------------------------------------------------------------------------
                                 Consolidated    Consolidated      Combined        Combined        Combined
STATEMENT OF OPERATIONS DATA:
-----------------------------
Total revenues                   $  1,091,049    $  1,521,267    $  1,646,737    $  1,867,947    $  1,043,630
Net Income/(Net Loss)                (750,443)       (178,947)        (56,434)        194,125        (292,435)
Basic net loss/gain per share-          (0.03)         (0.009)         (56.43)         194.13         (292.44)
Weighted average number of
Shares used in computing basic
net loss/gain per share-           24,596,942      20,808,528           1,000           1,000           1,000

BALANCE SHEET DATA:
-------------------
Cash and cash equivalents              17,382         176,037         111,833         310,735         137,534
Total current assets                  172,238         798,255         757,493       1,212,903         698,502
Total assets                          282,998       1,108,382       1,110,850       1,495,089         997,849
Total current liabilities             513,593         901,828         765,730       1,453,699         844,606
Total liabilities                   1,167,754       1,506,558       1,518,527       1,831,261       1,563,327
Total stockholders' deficit          (884,756)       (398,176)       (407,677)       (336,172)       (565,478)
Total stockholders' equity                 --              --              --              --              --

See note 11 of Notes to the Consolidated Financial Statements for an explanation of the determination of shares used in computing net loss per share.

         A.3.     EXCHANGE RATES (CANADA AND THE UNITED STATES)

         (i) As of March 31, 2002, the exchange rate of Canadian Dollars to United States Dollars was CAN$1.5988 to US$1.00.

         (ii) The following chart sets forth the exchange rates for each month during the six months preceding the date of the fiscal year end:

----------------------------- --------------------------------------------
            DATE                                 RATE
----------------------------- --------------------------------------------
          10/31/01                              1.5887
----------------------------- --------------------------------------------
          11/30/01                              1.5728
----------------------------- --------------------------------------------
          12/31/01                              1.5928
----------------------------- --------------------------------------------
          01/31/02                              1.5873
----------------------------- --------------------------------------------
          02/28/02                              1.6020
----------------------------- --------------------------------------------
          03/31/02                              1.5988
----------------------------- --------------------------------------------


         B.       CAPITALIZATION AND INDEBTEDNESS.

                  LONG TERM DEBT. On September 27, 1999, A.R.T.I. Vision received a loan from Garantie Quebec (a Quebec government entity) in the amount of US$ 871,918. Of the principal sum of the loan, US$ 350,772 has been invested into preferred shares over the last 3 years. Upon the company's receipt of investment funds, the balance will be paid in monthly installments of US$ 5,011 until the balance is paid in full. Until the company receives additional investment funds, it will pay what portion of the balance it is able, plus any interest due each month. The remaining balance as of March 31, 2002 was US$176,974. The loan was secured by all of the fixed assets and receivables of the A.R.T.I. Vision and Vision R/4.

         LINES OF CREDIT.  See Item 5.B. below.

         OTHER LOANS. On January 21, 2000, the Vision Group received a loan in the amount of US$ 33,407 from the Bank of Montreal to be re-paid in full by February 2003. The loan is payable in monthly installments of US$ 928 plus interest. The loan was secured by the Vision Group's computer equipment (book value: US$ 33,616).

         C.       REASONS FOR THE OFFER AND USE OF THE PROCEEDS.

         Not Applicable.

         D. RISK FACTORS. The risks described below are not the only ones we face. Additional risks that generally apply to publicly traded companies, that are not yet identified or that we currently think are immaterial, may also impair our business operations. Our business, operating results and financial condition could be adversely affected by any of the following risks. You should refer to the other information set forth in this document, including our financial statements and the related notes.

         This registration statement also contains certain forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans" and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed below and elsewhere in this registration statement.

COMPETITIVE BUSINESS ENVIRONMENT. The market in which Vision Global operates is highly competitive in the United States, and is expected to become increasingly competitive in Canada, as existing companies expand their operations and new competitors enter the market. Present and potential competitors of Vision Global include participants from a variety of market segments, including systems consulting and implementation firms, application software firms, service groups of computer equipment companies, facilities management companies, general management consulting firms, web hosting and Internet service companies, Internet service providers and network application hosting providers. Many of these competitors have significantly greater financial, technical and marketing resources and greater name recognition than Vision Global. Increased competition from current and future competitors could result in price reductions, reduced margins or loss of market share for Vision Global. Any of these factors could materially adversely affect the business, revenues, operating results and financial condition of Vision Global. There can be no assurance that Vision Global will compete successfully with its existing competitors or with any future competitors.

Potential Fluctuations in Future Operating Results; Potential Decline in Margins
--------------------------------------------------------------------------------

The quarterly operating results of the Company can vary significantly due to several factors, any of which could have a material adverse effect on the Company's operating results, and there can be no assurance that the Company will continue to be profitable on a quarterly or annual basis. The factors which can cause fluctuations in operating results include seasonal trends in customer purchasing, the volume and timing of orders and the ability to fulfill orders, the level of product and price competition, the Company's ability to develop new and enhanced products and control costs, the mix of products and goods sold, the mix of distribution channels through which products are sold, changes in customer capital spending budgets, fluctuations in foreign currency exchange rates and general economic factors.

Since late 2000, there has been a global recession and a resulting decline in economic conditions. If general economic and industry conditions fail to improve or continue to deteriorate, demand for the Company's products could be adversely affected, as could the financial health of the Company's suppliers and resellers. In addition, the September 11, 2001 terrorist attacks on the United States and the subsequent military response by the United States in Afghanistan have had, and the Company expects that they could continue for some time to have, a negative effect on the global economy and the business of the Company and its customers. Any similar acts of violence or war may further negatively affect the Company's industry, revenue and profitability and could also result in a disruption of the Company's business or the business of the Company's customers.

The Company's revenues are subject to seasonal fluctuations related to the slowdown in spending activities in United States and Canada for the quarter ending September 30 and the year-end purchasing cycles of many end-users of the company's products. The Company believes that, in the absence of exceptional factors such as new products introductions, it will continue to encounter quarter-to-quarter seasonality that could result in proportionately lower sales in the quarters ending September 30 and March 31 relative to sales in the quarters ending June 30 and December 31.

The Company operates with virtually no backlog and, therefore, the timing and volume of orders within a given period and the ability to fulfill such orders determines the amount of revenues within a given period. The Company's sales are principally derived through indirect channels, which make revenues from such sales difficult to predict. Furthermore, the Company's expense levels are based, in part, on expectations as to future revenues. If revenue levels are below expectations, operating results are likely to be adversely affected. Net income may be disproportionately affected by a reduction in revenues due to the relatively small amount of the Company's expenses, which vary with its revenues. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. If the Company's operating results are below the expectations of public market analysts and investors, the price of the Company's ordinary shares would likely be materially adversely affected. See "Item 5 - Operating and Financial Review and Prospects."

The Company may experience a decline in operating margins as it expands its customer and technical services organization. The Company also expects that it will experience increasing competition and pricing pressure, which may result in lower operating margins. In 2002, the Company intends to continue to make investments in the further development and expansion of its field organization both in the United States and additional countries in Europe and Canada. In addition, the Company expects to further expand its research and development organization and make additional investments in its general and administrative infrastructure. As a result, the Company expects operating margins to decrease from historical levels. The amount and timing of these additional expenditures are likely to result in fluctuations in operating margins. See "Item 5 - Operating and Financial Review and Prospects."

LIMITED OPERATING HISTORY. Vision Global has a limited operating history (since inception, October 10, 2000). Vision Global's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving activity based management and application enhancement development software and services market. Some of these risks include the ability of Vision Global to build a more comprehensive sales structure to support its business; to provide reliable and cost-effective services to its customers; to respond to technological developments or services offered by competitors; to enter into strategic relationships with application software vendors; and to build, maintain and expand distribution channels. In addition, Activity Based Management and planning software is a new trend in the software industry. A.R.T.I. Vision and Vision R/4 have longer operating histories as the companies were incorporated in 1993 and 1998 respectively.

NEGATIVE CASH FLOW AND ABSENCE OF PROFITS. There is no assurance that the business to be conducted by Vision Global will earn profits in the future, or that profitability, if achieved, will be sustained. A significant portion of Vision Global's resources will be directed to the development of its system and marketing activities. The success of Vision Global will ultimately depend on its ability to generate revenues from its activities, such that business development and marketing activities may be financed by revenues from operations instead of external financing. There is no assurance that future revenues will be sufficient to generate the required funds to continue the business development and marketing activities. Vision Global is projecting a loss for its upcoming fiscal year ending March 31, 2003. In addition, it is anticipating losses and cash flow deficits from Vision Global's operations for at least the next 12 months.

RAPID SOFTWARE DEVELOPMENT. The markets in which Vision Global competes are characterized by rapidly changing accounting and management software technology, evolving industry standards, introductions and enhancements, and changing customer demands. These characteristics are exacerbated by the rapid growth of the internet, the continued growth in the use of commercial accounting and management software applications and the competition in the software industry. To be successful, Vision Global must adapt to the rapidly changing software applications market by continuing to improve the performance, features and reliability of its software product and its services. Failure by Vision Global to adapt to changes in the accounting and management software market can have a material adverse affect on its business, operating results and financial condition.

ONLINE COMMERCE SECURITY RISKS. To the extent that Vision Global intends to rely on the Internet to provide or market products or services, there will be a need for secure transmission of confidential information. Web usage could decline if any well-publicized compromise of security occurs. Despite the design and implementation of a variety of network security measures, unauthorized access, computer viruses, accidental or intentional actions and other disruptions could occur. Vision Global has installed a firewall whereby outsiders are prevented from accessing the company's private data resources and Vision Global is able to control what outside resources its own users have access to. In the future, Vision Global could incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches.

DEPENDENCE ON THE WEB INFRASTRUCTURE. If the use of the Internet continues to grow, its infrastructure may not be able to support the demands placed on it by such growth and its performance or reliability may decline. In addition, web sites have experienced interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays occur frequently, use of the Internet as a commercial or business medium could, in the future, grow more slowly or decline which could adversely affect Vision Global's business.

RISKS ASSOCIATED WITH INFORMATION DISSEMINATED THROUGH VISION GLOBAL'S SERVICE. The law relating to the liability of online services companies for information carried on or disseminated through their services is currently unsettled. It is possible that claims could be made against online services companies under both domestic and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their services. Several private lawsuits seeking to impose such liability upon other online services companies are currently pending. In addition, legislation has been proposed that imposes liability for or prohibits the transmission over the Internet of certain types of information.

         The imposition upon Vision Global and other online services providers of potential liability for information carried on or disseminated through their services could require Vision Global to implement measures to reduce its exposure to such liability, which may require Vision Global to expend substantial resources and/or to discontinue certain service offerings. In addition, the increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could impact the growth of Internet use. While Vision Global expects to maintain liability insurance in the future, such insurance may not be adequate to fully compensate Vision Global in the event it becomes liable for information carried on or disseminated through its service. Any costs not covered by insurance incurred as a result of such liability or asserted liability could have a material adverse effect on Vision Global's business, results of operations and financial condition.

DEPENDENCE ON AND RETENTION OF KEY INDIVIDUALS. Vision Global's future success will depend to a significant extent on the continued services of senior management and other key personnel, particularly Jean-Paul Ouellette. Vision Global currently maintains a "Key Person" life insurance policy in the amount of US$1,403,086 covering Mr. Ouellette.

         Our success is also dependent on our ability to attract, retain and motivate highly skilled technical and other personnel. While we have been successful in doing so thus far, there are a limited number of persons who possess the necessary technical skills and understanding, and competition for their services is intense. A failure to recruit or retain personnel could have a material adverse effect on our business, financial condition and results of operations.

PROTECTION AND ENFORCEMENT OF INTELLECTUAL PROPERTY RIGHTS. Vision Global does not have any patented technology that would prevent competitors from entering its market. Although Vision Global may seek to protect its trademarks, copyrights, and other proprietary rights, these actions may be inadequate to protect them or to prevent others from claiming violations of their trademarks, copyrights and other proprietary rights. To date, Vision Global has not been notified that its software or services infringe on the proprietary rights of third parties, but there can be no assurance that third-parties may not in the future claim infringement by Vision Global with respect to current or future products or services. Any such claims by third parties could have a material adverse affect on Vision Global's business, operating results and financial condition.

Vision Global currently licenses, and may in the future license, certain technologies from third parties, which may subject Vision Global to infringement actions based upon the technologies licensed from these third parties. Any of these claims, with or without merit, could subject Vision Global to costly litigation and divert the attention of its technical and management personnel. These third party technology licenses may not continue to be available to Vision Global on commercially reasonable terms. The loss of the ability to use such technology could require Vision Global to obtain the rights to use substitute technology, which could be more expensive or offer lower quality or performance, and therefore have a material adverse effect on Vision Global's business, operating results and financial condition.

NO PUBLIC MARKET. There is, at present, no public market for the Vision Global common shares, nor is there any assurance that any such market will develop, or if developed, that such market will be sustained. Vision Global common shares therefore are not a suitable investment for persons who may have to liquidate their investment on a timely basis and are therefore only appropriate for those investors who are able to make a long term investment in Vision Global.

POSSIBLE VOLATILITY OF STOCK PRICE. Many factors could affect the market price of our common shares. These factors include:

         o        Variations in our operating results;
         o        Variations in industry growth rates;
         o Actual or anticipated announcements of technical innovations or new products or product enhancements by us or our competitors;
         o General economic conditions in the markets for our products and services;
         o Divergence of our operating results from analysts' expectations;
         o        Changes in earnings estimates by research analysts

In particular, the market prices of the shares of many companies in the technology and emerging growth sectors have experienced wide fluctuations that have often been unrelated to the operating performance of such companies.

UNCERTAINTY OF ENFORCEMENT OF U.S. LAWS AND JUDGMENTS AGAINST A FOREIGN COMPANY. We are organized under the laws of the province of Ontario, Canada; our headquarters are in Canada, most of our directors and officers and certain of our advisers are residents of Canada, and a substantial portion of our assets and assets of those persons are located outside the United States. As a result, it may be difficult for you to initiate a lawsuit in the United States against us or these non-U.S. residents, or to enforce any judgment obtained in the United States against us or any of these persons. In addition, there is doubt as to the enforceability of:

         o liabilities predicated on U.S. federal securities laws determined in original actions in the Province of Ontario; and

         o judgments of U.S. courts obtained in actions based upon the civil liability provisions of U.S. federal securities laws in the courts of the Province of Ontario.

         Moreover, no treaty exists between the United States and Canada for the reciprocal enforcement of foreign court judgments. Consequently, you may be prevented from pursuing remedies under U.S. federal securities laws against Vision Global or other non-US residents.

ITEM 4.  VISION GLOBAL SOLUTIONS, INC.

         The registered office of Vision Global is located in the City of Toronto, in the Province of Ontario, at 44 Victoria Street, Suite 2100, Toronto, Ontario, Canada M5C 1Y2. Vision Global's principal executive offices are located at 455 Notre Dame Street East, Montreal, Quebec, Canada H2Y 1C9.

         A. BUSINESS OVERVIEW

         Vision Global has developed and is marketing, under the name Apogee, an integrated accounting and management software that allows companies to apply an activity-based management solution, a common sense systematic method of planning, controlling and improving labor and overhead expenses, to their businesses-management models. In applying activity-based management, the operations of a business are divided into Processes, which are made up of Activities, which are made up of Tasks. Typical Activities include: product design, sales calls, order taking, establishing supplier relationships, purchasing, receiving, setting up production machinery, manufacturing parts, assembling orders, shipping, billing, collecting receivables and paying bills. The performance of each Activity consumes Resources (e.g. humans, material and/or financial) that are recorded as costs in the firm's accounts. Vision Global's Activity-Based Management solution facilitates the integration of such activities within the company's overall strategy, while simultaneously allowing the business to collect information with respect to time and cost concerns.

         Vision Global has developed activity-based management software solutions. These solutions have already been tested, debugged and installed on several client sites including: The Commissionaires of Canada (Ottawa, Vancouver, Toronto and New Brunswick); the ADGA Group in Ottawa, a civil engineering consulting firm; CNS Group in Stamford, Connecticut; La Federation des Caisses Populaires Desjardins (a banking institution in Quebec); Fairfax Financial Holdings (insurance industry); Sequoia Insurance Company (in Monterey California); the Quebec Museum, in Quebec, Canada; and the Saskatchewan Government Insurance in Canada.

         Vision Global solutions is divided into families of products addressing the following requirements: financial management and accounting; project accounting and control; distribution logistics; manufacturing; and business intelligence, consisting of a total of 23 modules, which are priced according to the number of concurrent users per module. Presently, Vision Global's sales and marketing department is under the direct supervision of Jean-Paul Ouellette, President. Furthermore, Mr. Ouellette also oversees all aspects touching distributors in the United Kingdom and Western Canada.

         The Company allows channel partners to provide prospective customers with a personalized presentation of the Company's software products. If the customer elects to purchase the Company's product, it places its order through its reseller, which in turn places the order with the Company. The Company issues an invoice to the reseller, and sends the software to the reseller to provide to the customer which enables full use of the products purchased by the customer. The Company offers a variety of fee-based software services programs, including support of the Company's software products in accordance with specifications contained in the user's guide, and access to technical support personnel and product enhancements.

         Vision Global also promotes and markets its management software solutions at various trade shows held across the world, by holding conferences and advertising in various trade magazines and through its telemarketing department.

         The Software was developed in Progress Software's Application Development Environment, mainly Version 9.1. Progress is a fourth generation language that provides application logic, database management and user-interface management. The integration of the Progress' Application Development Environment with the activities based management model, allows users to engage certain universal functions of the Software, which enable them to more efficiently manage their business. Among others, these features include: the "Navigator," which is the main desktop screen; a "Maintenance" tool which organizes relevant data in logical groupings; an "Enquiry" function which displays data to users; and a "Transactions" system which serves as the focal point for data entry and reports.

         In addition to those functions set forth above, the basic make-up of the Apogee Software also assists the user in more easily navigating the product and its many features. These aids include: definable tool bars; dynamic field customizations; multilingual capability (currently English and French, with Spanish and Chinese under development); messaging and e-mail integration; the ability to add annotations and memos; hierarchical security; integrated audit trails; system agents; and links to Microsoft Office suite.

         Currently, the Apogee Software, which is entirely developed, uses the Progress database and runs on Windows NT and UNIX. However, a new version is under development for the Microsoft SQL server; and one for Oracle is planned as well.

         By virtue of a software development and distribution agreement entered into with Advanced Management Solutions Inc. ("AMS Realtime"), a California corporation, which developed a specific software in project planning and resource scheduling, Vision Global was granted the right to develop an interface between its Apogee suite of products and AMS Realtime software, thus entailing an added value to the Apogee solution. The agreement grants Vision a non-exclusive, non-transferable license to use AMS Realtime under its Standard Software License Agreement and allows for substantial discounts as a dealer for AMS Realtime.

Intellectual Property

         Though Vision Global's current business model does not depend on trademark or patent protection, the company recognizes the potential value of its trade secrets, trade names, trademarks, and technical innovations. In the future, Vision Global may seek patent or other intellectual property protection where warranted in strengthening or enhancing its competitive position. In anticipation of such protection, Vision Global's employees are required to sign certain confidentiality agreements as a condition of their employment.

TARGET MARKETS

         Vision Global is geared towards businesses with sales of between US$250 million and US$1 billion. Because such organizations typically have undersized information technology groups to handle complex installations, such organizations generally prefer to purchase software packages that efficiently perform specific tasks.

         While Vision Global does not consider them to be the company's primary market, smaller companies, with sales of US$50 million to US$250 million, represent the largest opportunity for Vision Global. The Apogee Software is easy to customize and less expensive than a conventional resources planning installation, which tends to focus on the creation of a culture or environment that will meet client needs. While conventional planning installation focuses on a broad culture, Vision Global focuses on the creation of specific software solutions in order to meet client needs, resulting in a more focused plan which is generally less expensive than the alternative. Smaller companies also tend to expend significant resources on hiring outside consulting firms to implement their installations, an additional cost easily avoided through the use of our easy to implement, specific software solutions.

         Vision Global also expects success in another important market- service organizations that are event and/or project driven. Project driven firms include those in engineering, consulting, outsourcing and advertising. Examples of event driven organizations are cultural groups, conference centers, museums and sports stadiums.

COMPETITION

         The activity based management and Application Development Environment markets are highly competitive with many existing companies offering some or all of the services offered by Vision Global, and with many new competitors expected to enter the industry as it grows. However, Vision Global's management believes that most competitors are targeting the larger business enterprise markets.

         Vision Global's management believes that by concentrating on the medium and small enterprise market, it will be successful in implementing the company's business plan. In the opinion of management, the needs of the medium to small enterprise market are poorly addressed by most of Vision Global's competitors. The target market has a large and growing need. Vision Global's experience indicates that the adoption of emerging activity based management and application development environment business solutions is accelerating dramatically and is essential to the small to medium enterprise market segment.

         ABC Technologies Inc., Armstrong Laing Group, and Hyperion Solutions Corp. are a few of our current competitors in the activity based management software market. However, to Vision Global's knowledge, none of its competitors currently offer a combination of customized, outsourced activity based management AND application development environment applications for the Progress Software. Moreover, management is unaware of any such applications specifically designed to address the needs of the small to medium enterprise market.

         Also see "Risk Factors - Competition" in "Item 3 - Key Information"

         C. ORGANIZATIONAL STRUCTURE

         Not Applicable.

         D. PROPERTY, PLANTS AND EQUIPMENT

         The registered office of Vision Global is located at 44 Victoria Street, Toronto, Ontario, Canada, M5C 1Y2. The company's principal executive offices are located at 455 Notre Dame Street East, Montreal, Quebec, H2Y 1C9.

         Pursuant to its lease with LYOJO Ltee, Vision Global leases 7,000 square feet of office space at 455 Notre Dame East, Montreal, Quebec, Canada H2Y 1C9. The office space provides the company's programmers with office and product development space. The term of the lease runs from July 1, 2000 to June 30, 2002, with rent of $7,708 per month. The lease has a renewal option starting from July 1, 2002 to June 30, 2004 at a monthly rent of $9,167.


ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         A. OPERATING RESULTS

         This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") contains information relating to the Company, which is currently available to management.

         The company distributes and markets its software solutions directly to the end-user as well as to distribution partners, resellers or Value Added Retailers. The Company derives revenues from the following sources: license fees
- the licensing of the Company's solutions on a right-to-use basis; maintenance fees - the providing of post-contract customer support; and service fees - the providing of professional services such as consulting and education services. The timing and amount of fees recognized as revenue during a period is determined by the nature of the contractual provisions included in the arrangements with customers.

FISCAL YEAR 2002

The following table presents, for the periods indicated, information concerning the Company's results of operations (in thousands of US$).

------------------------- --------------------------------------- ---------------- -------------- ----------------
                                                                       2002            2001            2000
------------------------- --------------------------------------- ---------------- -------------- ----------------
Revenues:
------------------------- --------------------------------------- ---------------- -------------- ----------------
                          Products and licenses                       203 692         328 620          356 099
------------------------- --------------------------------------- ---------------- -------------- ----------------

------------------------- --------------------------------------- ---------------- -------------- ----------------
Total products:
------------------------- --------------------------------------- ---------------- -------------- ----------------
                          Support, training and consulting            887 357       1 192 647        1 290 638
------------------------- --------------------------------------- ---------------- -------------- ----------------

------------------------- --------------------------------------- ---------------- -------------- ----------------
Total revenues                                                      1 091 049       1 521 267        1 646 737
------------------------- --------------------------------------- ---------------- -------------- ----------------
Cost of revenues                                                      260 243         281 349          376 669
------------------------- --------------------------------------- ---------------- -------------- ----------------

------------------------- --------------------------------------- ---------------- -------------- ----------------
Gross profit                                                          830 806       1 239 918        1 270 068
------------------------- --------------------------------------- ---------------- -------------- ----------------

------------------------- --------------------------------------- ---------------- -------------- ----------------
Operating expenses:       Sales and marketing                         194 110         269 116          301 928
------------------------- --------------------------------------- ---------------- -------------- ----------------
                          General and administrative                  795 381         838 230          698 125
------------------------- --------------------------------------- ---------------- -------------- ----------------
                          Financial                                    34 512          40 858           12 894
------------------------- --------------------------------------- ---------------- -------------- ----------------
                          Development expenses and products
                          enhancement                                 362 152         283 902          344 226
------------------------- --------------------------------------- ---------------- -------------- ----------------

------------------------- --------------------------------------- ---------------- -------------- ----------------
                          Total operating expenses                  1 386 155        1 432 106       1 357 173
------------------------- --------------------------------------- ---------------- -------------- ----------------

------------------------- --------------------------------------- ---------------- -------------- ----------------
Gain of debt redemption                                                                19 710
------------------------- --------------------------------------- ---------------- -------------- ----------------


------------------------- --------------------------------------- ---------------- -------------- ----------------
Operating loss before
income taxes                                                         (555 349)       (172 478)        (87 105)
------------------------- --------------------------------------- ---------------- -------------- ----------------

------------------------- --------------------------------------- ---------------- -------------- ----------------
Income taxes recovered                                                                                 15 629
------------------------- --------------------------------------- ---------------- -------------- ----------------
Future income taxes                                                   195 094           6 469         (46 300)
------------------------- --------------------------------------- ---------------- -------------- ----------------
                                                                      195 094           6 469         (30 671)
------------------------- --------------------------------------- ---------------- -------------- ----------------

------------------------- --------------------------------------- ---------------- -------------- ----------------
Net loss                                                             (750 443)       (178 947)        (56 434)
------------------------- --------------------------------------- ---------------- -------------- ----------------

RESULTS OF OPERATIONS

The Company's revenues and operating results have varied substantially from year to year. The company recognizes revenue from sales of software upon evidence of an agreement (written contract between both parties), the delivery of the software and the determination that collection of a fix or determinable fee is probable.

Services are always included in the sale of software and represent installation, consulting, training and specific modifications to the software asked by the customer. Evidence of fair value for each element is accounted for using the percentage of completion method. When the sales of software require significant consultation and customization or modification of the software, both software and services are recognized in accordance with the provisions of SOP 81-1 using the percentage of completion method based on cost inputs.

Maintenance service revenue is allocated over the term, generally one year but up to three years. Revenues from training, consultation and technical support are recognized as the services are performed.

REVENUES

Revenues decreased 28 % to $ 1 091 049 for the year ended March 31, 2002 from $ 1 521 267 for the year ended March 31, 2001 The decrease in revenues is in part a consequence of the events of September 11, 2001 and the general slowdown of the technology industry. This situation is reflected by the fact that software sales for the year ended March 31, 2002 have decreased by 38 % to $ 203 692 from $ 328 620 for the year ended March 31, 2001 while sales of service decrease by 25% to $ 887 357 for the year ended March 31, 2002 from $ 1 192 647 for the year ended March 31, 2001. Nevertheless, management is in the opinion that revenues generated for the next fiscal period will substancially increase.

COSTS OF SALES

Costs of sales decreased 8% to $ 260 243 for the year ended March 31, 2002 from $ 281 349 for the year ended March 31, 2001. Cost of sales has not decreased at the same rate than the sales because certain costs had to be maintain in order to keep our highly trained personnel.

SELLING

Selling expenses decreased 28% to $ 194 110 for the year ended March 31, 2002 from $ 269 116 for the year ended March 31, 2001. The primary reason for the decrease of selling expenses is attributable to a reduction of travel and lodging expenses which is a consequence of a decrease of potential clients.

ADMINISTRATIVE

Administrative expenses decreased 5% to $ 795 381 for the year ended March 31, 2002 from $ 838 230 for the year ended March 31, 2001. This decline in expenses during the year was the result of continuing operating cost controls.

FINANCIAL

Financial expenses decreased 16% to $ 34 512 for the year ended March 31, 2002 from $ 40 858 for the year ended March 31, 2001. The decline in financial expenses is a result of the reduction of the long term debt and a repayment of a portion of the bank loan reducing it to$ 34 765 for the year ended March 31, 2002 from $ 166 886 for the year ended March 31, 2001.

DEVELOPMENT AND PRODUCT ENHANCEMENTS

Development expenses and products enhancement increased 28% to $ 362 152 for the year ended March 31, 2002 from $ 283 902 for the year ended March 31, 2001. This increase is the result of the company hiring two new programmers to develop and enhance our solution to meet the specific requirements for the construction industry, opening a new niche market for our solution.

FISCAL YEAR 2001

         Although the total revenue for the fiscal years ended March 31, 2001 and March 31, 2000, remained substantially the same, management advises that the lack of increase in sales is due to one main factor. That factor being that key marketing and sales people's functions, (usually handled by the President and Vice-President of Marketing and Sales) were diverted towards more administrative functions such as dealing with the many issues surrounding the present application.

         Revenues from the sale of software licenses have been recognized using the percentage-of-completion method. Under this method, revenue is recognized only to the extent of the work completed which is calculated by taking the total actual cost up to year-end over the total estimated cost to complete each individual contract. The variances in the estimated costs, income or losses are accounted for in the accounting period giving rise to the facts calling for a revised estimate.

         Deferred revenue from contracts represents amounts recorded as receivables but not yet earned, thus carried forward to be taken into income in a future period. It represents the difference between the total income from contracts and the portion to be completed at the end of the period determined by using the percentage-of-completion method. Furthermore, maintenance and professional service fees are generally recognized as the services are performed.

         In fiscal year 2001, operating expenses increased 7.5% from the prior year. The increase was largely attributable to the Company's higher fixed expense structure, principally the result of added personnel and the amalgamation with Outer Edge Holdings Inc. There was also continued emphasis on adapting and enhancing the Company's eBusiness product offerings.

         Long-term debt has been substantially reduced to US$ 248 695 from the previous fiscal year of $ 730,207. This reduction was a consequence of the Company's issuing Preferred Class H shares to " Investissement Quebec" in consideration of a reduction in liabilities for the amount of US$350,857 (CDN $ 525,000). In addition, the current portion of the long-term debt for 2001 represents US $ 182,189, or 50% of the income tax receivables.

         In order for the Company to realize the income tax receivable related to net operating losses carry-forward, the Company's taxable income must increase by $300,000 in each fiscal years 2002, 2003, and 2004. There can be no assurance that the Company's taxable income will increase or increase at the estimated rates set forth above.

         FISCAL YEAR 2000

         Total revenue for the fiscal year ended March 31, 2000 decreased 12% or US$221,210 over fiscal year 1999. The decrease was primarily attributable to the "Y2K" issues in which technical resources concentrated their efforts in solving these issues with existing clients rather than in developing new clients. The immediate effect decreased cost of sales by US$60,000, a decrease of 14 %. Nevertheless, the gross margin remained equal.

         Revenues from the sale of software licenses for the year ended March 31, 2000, have been recognized using the percentage-of-completion method. Under this method, revenue is recognized only to the extent of the work completed which is calculated by taking the total actual cost up to year-end over the total estimated cost to complete each individual contract. The variances in the estimated costs, income or losses are accounted for in the accounting period giving rise to the facts calling for a revised estimate.

         Deferred revenues decreased by 65 %, US$379,747 over the previous year due to the fact that the Company's activities were mainly focused on existing clients, concerning the Y2K issues and difficulties related to the date change.

         In fiscal year 2000, selling, general and administrative expenses remained fairly equal except for expenses in research and development, which increased by US$205,369 an increase of 58 % due to an increase in personnel needed to finalize our product and initiate our development for eBusiness solutions.

         The pre-tax income of US$(87,105) for fiscal year 2000 decreased by US$282,539 over fiscal year 1999. This was principally caused by payment due in virtue by a contractual termination with an employee and lack of revenue for the amount of US$221,210 due mainly to our efforts with the Y2K issue.

         Long-term liabilities remain the same for fiscal year ended March 31, 2000. Management had negotiated an agreement with "Investissement Quebec", in which payments for the long-term debt was deferred for one year so as to permit the Company to invest in finalizing research and development.

LIQUIDITY AND CAPITAL RESOURCES

         During fiscal year 2002, the company used cash on hand to repay over US $ 254 236 in debt. Cash used from operations for fiscal year 2002 was ($ 127
448), still a decrease of almost 9% from the prior year's cash used from operations of ($ 10 464).

         Capital resource requirements as of March 31, 2002 consisted of lease obligations for office space, computer equipment and amounts due as a result of product improvements. It is expected that existing cash, the availability of borrowings under credit lines and cash provided from operations will be sufficient to meet ongoing cash requirements.

         The Company has not entered into any material commitments for capital expenditures.

         Since March 31, 2002 and up to today, there have not been significant changes in our liquidity or capital resources. We do not foresee that any significant changes concerning liquidity or capital resources shall occur of the next 12 months except that management shall now devote more time and effort in marketing their product so as to increase sales.

         The Company may seek public or private financing through the sale of securities in 2002. There is no assurance that additional financing may be obtained, or if obtained, that it will be on terms favorable to the Company.

         On July 8, 1999, the Vision Group received a government-assisted line of credit (a research and development tax credit) based on 80% of the company's anticipated tax credits US $ 334,068 per year through the Laurentian Bank. This loan has now been decreased to $ 176 974. Additionally, on September 14, 1999, the Vision Group received an operating line of credit from the Bank of Montreal for approximately CAN$300,000 (US$200,441) of which only $ 34 765 is being used. Jean-Paul Ouellette, President, personally guaranteed both lines of credit.

         C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC...

         Much of the Vision Group's development took place between 1993 and 1998. During those years, the company developed the Apogee Solution "Activity Based Management," and SmartVision Tools. In order to remain competitive in its market, the Vision Group has spent, and Vision Global expects to continue spending, resources on research and development. The following chart represents resources spent on research and development net of research and development tax credits related to these expenses:

                  YEAR ENDING ON:                    AMOUNT SPENT

                  March 31, 2002                      $ 362 152
                  March 31, 2001                      $ 283,902
                  March 31, 2000                      $ 344,226

         D.  TREND INFORMATION

         Vision Global believes that significant opportunities exist for a number of its products. Specifically, management believes that consumer purchases and satisfaction with Activity Based Management Software will continue to rise. Management expects such increases to occur primarily in the following market segments: manufacturing, business services, banking and insurance, wholesale and retail, and computers and software.

         Management believes the majority of today's companies are dissatisfied with standard enterprise resource planning solutions. It is management's belief that such companies require systems that provide up-to-date information regarding their activities so that each company knows where its profits are made and what actions are necessary to reverse money-losing accounts. Activity Based Management provides the solution to these concerns.

         E. FORWARD LOOKING INFORMATION: VISION GLOBAL

         VISION GLOBAL IS PROJECTING A LOSS. Vision Global is projecting a loss for its current fiscal year ending March 31, 2003. In addition, it is anticipating losses and cash flow deficits from Vision Global's operations for at least the next 12 months. It is expected that this loss will be caused primarily by:

o        development completion costs for software and related applications
o        startup, including personnel and office costs
o        marketing costs
o        inventory acquisition costs
o        research and development

         Vision Global estimates that a total of (US$ 2,500,000) in future additional financing will be used for sales and marketing, research and development and website development and promotion. Such additional financing may not be available at all or on acceptable terms.

         VISION GLOBAL IS IN THE DEVELOPMENT STAGE. Consistent with other software development and Activity Based Management related companies, expenditures are heavily weighted in favor of the company's marketing and production effort. Vision Global realizes that these expenditures are necessary in order to compete for Activity Based Management clients more effectively and to develop a profitable software development company capable of surviving and prospering well into the future.

         Vision Global expects to continue developing the Apogee software by adding new functionalities based on customer needs and requests, requirements and prospects and suggestions from Vision Global's staff, especially the trainers who maintain direct contact with the company's customers. In the event that Vision Global targets a software or programming acquisition or licensing candidate, it will in all likelihood require additional funding.

         The Company has sufficient liquidity for all of its requirements for the next twelve (12) months. However, the Company intends to explore options to expand the Company's business at increased levels and, if such plans justify additional financing, the Company will explore options at that time. Vision Global may seek additional funding through the private or public sale of its securities in 2002.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         A. DIRECTORS AND SENIOR MANAGEMENT. Set forth below are particulars respecting the current directors and officers of Vision Global as of December 31, 2000, and the business experience of each such person:

                                           PRESENT POSITION
NAME OF NOMINEE                AGE         WITH VISION GLOBAL
---------------                ---         ------------------

Jean-Paul Ouellette            60          Chairman, President, Chief Executive
Montreal, Quebec                           Officer and Director

Donald Douglas                 58          Director
Kitchener, Ontario

Eric Ouellette                 30          Director
Montreal, Quebec

JEAN-PAUL OUELLETTE. Jean-Paul Ouellette is the Chairman, President, Chief Executive Officer and Director of Vision Global since its inception. Mr. Ouellette formerly served as the chairman, president, CEO and a director of Vision Ontario Inc. Mr. Ouellette founded Vision R/4 Corporation and A.R.T.I. Vision; he also served as Vision R/4 and A.R.T.I.'s President, Secretary and Director. He started his career in the sales department of Burroughs Business Machine Inc. in the mid-1960's. He then worked for MAI Canada Inc. as Eastern District Manager for eight years. In May 1979, Mr. Ouellette left MAI, and started two of his own computer-related companies, under the names Ridding/Ouellette Inc. and Rexin Business Machines Inc., working exclusively with hardware manufacturers in the United States and Taiwan. Mr. Ouellette sold both of these companies in 1987. Following the sale of Ridding and Rexin, Mr. Ouellette was self-employed as a consultant, providing sales and marketing advice to small organizations. In 1978, Mr. Ouellette acquired Marche au Chalet Inc., a grocery store in Ste-Adele, Quebec, Canada previously owned by IGA (now Sobey's). Mr. Ouellette still owns Marche au Chalet, which employs approximately 60 employees. In 1980, Mr. Ouellette acquired IGA Shawinigan, a retail grocery company in Shawinigan, Quebec, Canada, which he sold in 1994. In May 1989, he was Vice President of Marketing and Sales for Varnet Canada, a software company. In 1993, Mr. Ouellette founded the Vision Group.

DONALD DOUGLAS. Donald Douglas has served as a Director of Vision Global since the company's inception. Mr. Douglas has been a professor and coordinator of the Police Foundations and Law and Security Administration programs at Conestoga College for 27 years. Mr. Douglas developed training modules in Security Administration and Corrections, as well as courses in criminology and the law, for the Waterloo Regional Police Service and the Ministry of Correctional Services. He recently served with the U.S. Department of Justice in police training (ICITAP) as part of the United Nations' peace-keeping force in Haiti. Mr. Douglas holds degrees from Cambridge and London University, an honors degree from Sir George Williams University and an M.A. in Sociology from McMaster University. Mr. Douglas is the author of numerous articles and papers in his field. He also has served as Chairperson with direct responsibility for fund-raising for many not-for-profit community service organizations.

ERIC OUELLETTE. Eric Ouellette has been a director since the year 2001. Mr. Ouellette presently operates his own real-estate business and has been successful in his business dealings. His contribution to the Company's business can be felt by his objective views and opinions delivered to the Board.

         B. COMPENSATION. Jean-Paul Ouellette received compensation in the form of a salary of CAN$ 100 000 during the fiscal year ended March 31, 2002 as Vision Ontario's president and chief executive officer. The Company has not set aside or accrued any funds to provide pension, retirement or similar benefits for its directors or senior management.

         C. BOARD PRACTICES. While not required, each of Vision Global's directors is a resident of Canada and holds office until the company's first annual meeting or until his successor is duly elected or appointed. Officers are appointed annually by the Board of Directors to serve at the Board's will.

         D. EMPLOYEES. At March, 2002, Vision Global employed approximately 23 full-time employees. All employees are non-unionized and the company considers that its relationships with its employees are very good.

         E. SHARE OWNERSHIP. The following table sets forth information relating to the beneficial ownership of Vision Global's common stock by those who beneficially own more than 5% of Vision Global's common stock and by all of Vision Global's directors and executive officers as a group, as of December 31, 2000. The business address of each person is in care of Vision Global, unless otherwise noted.

                                                                                       PERCENTAGE OF
NAME AND ADDRESS                    PRESENT POSITION              NUMBER OF            OUTSTANDING
OF BENEFICIAL OWNER                 WITH VISION GLOBAL          SHARES OWNED           COMMON STOCK
-------------------                 ------------------          ------------           ------------

Jean-Paul Ouellette                 Chairman, Director,           12,648,000             55.75%
455 Notre Dame Street, East         President, and Chief
Montreal, Quebec                    Executive Officer
Canada J8B 3B5

Jacques Gauvin                              --                     3,021,000             13.31%
6984 Chateaubriand
Montreal, Quebec
Canada H2S 2P2

Martine Lavoie                              --                     1,860,552               8.2%
1030 Cherrier, Suite 303
Montreal, Quebec
Canada H2L 1H9

All Officers and
Directors as a Group                                              12,648,000             55.75%
(3 persons)


ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         A. MAJOR SHAREHOLDERS. Vision Global is unaware of any beneficial owners of 5% or more of Vision Global's common stock other than those disclosed in Item 6.E. above.

         B. RELATED PARTY TRANSACTIONS. Jean-Paul Ouellette expects to enter into a three year full-time employment contract with Vision Global to act as its president and chief executive officer. No other directors or senior officers of Vision Global or any associates or affiliates thereof, has had any material interest, direct or indirect, in any transaction which has materially affected or will materially affect Vision Global.

         C. INTEREST OF EXPERTS AND COUNSEL

         None/Not Applicable.

ITEM 8.           FINANCIAL INFORMATION

         A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION. The Company's consolidated financial statements included in the Annual Report on Form 20-F beginning on page F-1 are hereby incorporated into this Annual Report by reference.

LEGAL PROCEEDINGS

         Vision Global is not a party to any pending or ongoing material legal proceeding nor is the company aware of any threatened or anticipated legal proceeding against it.

DIVIDEND POLICY

         We have not paid and do not plan to pay any cash dividends on our capital stock. We currently intend to retain any future earnings to fund growth, and therefore do not expect to pay any cash dividends in the foreseeable future.

ITEM 9.           THE OFFER AND LISTING

         The Company's ordinary shares are traded publicly on the OTC Bulletin Board under the symbol "VIGSF".

         The following table lists the high and low closing sale prices for the ordinary shares for the periods indicated as reported by the OTC Bulletin Board since January 2002.

--------------------------- ----------------------- ------------------------
                                     High                     Low
--------------------------- ----------------------- ------------------------
January 2002                         0.45                    0.15
--------------------------- ----------------------- ------------------------
February 2002                        0.20                    0.11
--------------------------- ----------------------- ------------------------
March 2002                           0.23                    0.13
--------------------------- ----------------------- ------------------------
April 2002                           0.21                    0.06
--------------------------- ----------------------- ------------------------
May 2002                             0.11                    0.05
--------------------------- ----------------------- ------------------------
June 2002                            0.11                    0.066
--------------------------- ----------------------- ------------------------
July 2002                           0.075                    0.035
--------------------------- ----------------------- ------------------------

         According to the Company's transfer agent, as of March 31, 2002, there were approximately 26,054,820 of record of the Company's ordinary Shares.


ITEM 10.          ADDITIONAL INFORMATION

         A. SHARE CAPITAL. The objectives and purposes of the Company are to engage in any lawful activity everywhere in the world. In connection therewith, Vision develops, markets and supports Activity Based Management solutions for enterprises. The Company delivers solutions that enable secure, reliable and manageable solutions.

         B. MEMORANDUM AND ARTICLES OF INCORPORATION.

         The holders of Vision Global's common shares are entitled to vote at all meetings of shareholders. Holders of common shares are entitled to one (1) vote for each share held by them at all meetings of shareholders. Holders of common shares are entitled to receive dividends if and as declared by the Board of Directors. Subject to any rights, privileges, restrictions and conditions attaching to any prior ranking shares, the holders of common shares are entitled to receive the remaining property of Vision Global upon dissolution.

         The Vision Global common shares do not have any preemptive rights of redemption, sinking fund or purchase provisions.

         C. MATERIAL CONTRACTS.

PROGRESS CORPORATION. Vision R/4 entered into a Distribution Agreement with Progress Corporation, a Boston based company, on November 14, 1993. Taking advantage of this advanced technology, Vision developed its own application using Progress' software products. As an application partner, Vision benefits from several services offered by Progress, such as: sales and marketing support, sales training, demonstration licenses, joint marketing initiatives, trade show support, developer assistance and consulting services.

         The Distribution Agreement authorizes Vision R/4 to license Progress products world-wide on a non-exclusive and non-transferable basis. In licensing such products, Vision R/4 receives a 35% discount on all Progress products as well as a 25% discount on all annual maintenance contracts concluded by Vision.

         ADVANCED MANAGEMENT SOLUTIONS. On August 21, 2000, Vision/R4 entered into a Software Development Agreement with Advanced Management Solutions, Inc., a California company. The agreement sets forth the terms and conditions according to which Vision/R4 is to develop an interface between Vision/R4's Apogee Enterprise Resource Planning suite of products and Advanced Management's REALTIME suite of software; whereby the interface is to be owned and operated by Vision/R4. In exchange for its engineering and development services and US$3,750, Vision/R4 will receive certain consulting services from Advanced Management, as well as a non-exclusive, non-transferable license to use Advanced Management's REALTIME

         D. EXCHANGE CONTROLS. Vision Global is an Ontario corporation. Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, royalties and other payments to non-resident holders of the Canadian securities.

         There are no limitations under the laws of Canada or in the controlling documents of Vision Global on the right of foreigners to hold or vote securities of Vision Global, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of Vision Global by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of Vision Global. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

         E. TAXATION. The following is a brief summary of some of the principal Canadian federal income tax consequences to a U.S. holder of Vision Global's common shares who deals at arm's length with and is not affiliated with Vision Global, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) and the Canada - United States Income Tax Convention, is at all relevant times resident or deemed to be resident in the United States and is not nor is deemed to be in Canada and does not carry on business in Canada.

         This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. holder and no representation is made with respect to the Canadian income tax consequences to any particular person. Accordingly, U.S. holders are advised to consult their own tax advisers with respect to their particular circumstances.

         For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the company's common stock. A U.S. Taxpayer who pays Canadian tax on a dividend on the common stock will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. Under the Income Tax Act (Canada) and pursuant to the Canada-United States Income Tax Convention, a U.S. holder of common shares will be subject to a 15 percent withholding tax on dividends paid or credited or deemed by the Income Tax Act (Canada) to have been paid or credited on such shares. The withholding tax rate is 5 percent for 2000, 2001 and 2002, where the U.S. holder is a corporation that beneficially owns at least 10 percent of the voting shares of Vision Global. A domestic corporation that owns at least 10% of the voting stock of the company should consult its tax adviser as to applicability of the dividends received deduction or deemed paid foreign tax credit with respect to dividends paid on the company's common stock.

         In general, a U.S. holder will not be subject to Canadian income tax on capital gains arising on the disposition of Vision Global common shares unless
(i) at any time in the five-year period immediately preceding the disposition, 25 percent or more of the shares of any class or series of the capital stock of Vision Global were owned (or were under option or subject to an interest in) by the U.S. holder, by persons with whom the U.S. holder did not deal at arm's length and (ii) the value of the common shares of Vision Global at the time of the disposition derives principally from real property (as defined in the Canada-United States Income Tax Convention) situated in Canada.

         H. DOCUMENTS ON DISPLAY.

         Documents filed as exhibits to this registration statement are described in Item 18

SUBSIDIARY INFORMATION.
         Not Applicable.


ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Market risks relating to the Company's operations result primarily from weak economic conditions in the markets in which the Company sells its products. Such economic conditions may be affected by such events as the September 11, 2001 event and the consequences caused by such event to the international markets as a whole.

         Foreign Currency Risk

         The Company is subject to risks typical of a global business, including, but not limited to: differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange volatility.

         The Company's foreign exchange rate fluctuations arise mainly from contracts and services rendered in the United States and some specifics cost of goods sold expenses related to US transactions. Fluctuations in the exchange rate could adversely affect operating results as for it's accounts receivable and payable . During the present fiscal year, no significant exchange rate variations affected our operations. Foreign currency transactions gains and losses arising from normal business operations are credited to or charged against earnings in the period incurred. The Company may experience currency losses in the future, and the Company cannot predict the effect of exchange rate fluctuations upon future operating results.


ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not Applicable.


PART III
ITEM 18.          FINANCIAL STATEMENTS

         See pages F-1 to F-( )  incorporated herein by reference.

ITEM 19.          FINANCIAL STATEMENTS

(a) FINANCIAL STATEMENTS. The consolidated financial statements set forth under Item 18 are included as part of this registration statement.


SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duty authorized.

                                         VISION GLOBAL SOLUTIONS INC.


                                         By:      Jean-Paul Ouellette [s]
                                            -----------------------------------
                                                  Jean-Paul Ouellette

Date: August 25, 2002

                    ========================================

                          VISION GLOBAL SOLUTIONS INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 2002

                    ========================================

================================================================================
                                                                AUDITORS' REPORT

To the Shareholders of
VISION GLOBAL SOLUTIONS INC.


We have audited the consolidated balance sheet of VISION GLOBAL SOLUTIONS INC. as at March 31, 2002 and the consolidated statements of earnings, comprehensive income (loss), deficit and cash flows for the year ended March 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2002 and the results of its operations and its cash flows for the year ended March 31, 2002 in accordance with generally accepted accounting principles in the United States.


                                             VERIER PAQUIU HEBERT
                                             /S/ VERIER PAQUIU HEBERT

Drummondville,                               General Partnership
Canada                                       Chartered Accountants
June 3, 2002

VISION GLOBAL SOLUTIONS INC.
================================================================================
                  CONSOLIDATED STATEMENT OF EARNINGS FOR THE YEAR ENDED MARCH 31 (in US $)

                                                  -------------   -------------
                                                       2002            2001
                                                  -------------   -------------
SALES
  Sales of software                               $    203,692    $    328,620
  Sales of services                                    887,357       1,192,647
                                                     1,091,049       1,521,267

COST OF SALES                                          260,243         281,349
                                                  -------------   -------------
GROSS MARGIN                                           830,806       1,239,918
                                                  -------------   -------------
OPERATING EXPENSES
  Selling                                              194,110         269,116
  Administrative                                       795,381         838,230
  Financial                                             34,512          40,858
  Development expenses and products enhancement        362,152         283,902
                                                  -------------   -------------
                                                     1,386,155       1,432,106
                                                  -------------   -------------

OPERATING LOSS                                        (555,349)       (192,188)

GAIN ON DEBT REDEMPTION                                     --          19,710
                                                  -------------   -------------

LOSS BEFORE INCOME TAXES                              (555,349)       (172,478)
                                                  ------------    ------------

INCOME TAXES
  Payable (recovered)                                       --              --
  Future                                               195,094           6,469
                                                  -------------   -------------
                                                      (195,094)          6,469
                                                  ------------    ------------

NET LOSS                                          $   (750,443)   $   (178,947)
                                                  =============   =============
NET LOSS PER SHARE - BASIC AND DILUTED            $      (0.03)   $     (0.009)
WEIGHTED AVERAGE NUMBER OF SHARES:
  BASIC AND DILUTED                                 24,596,942      20,808,528

(SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS)

VISION GLOBAL SOLUTIONS INC.
================================================================================
                   CONSOLIDATED STATEMENT OF DEFICIT FOR THE YEAR ENDED MARCH 31 (in US $)

                                                   ------------     ------------
                                                       2002             2001
                                                   ------------     ------------

BALANCE, BEGINNING OF YEAR                         $  (823,917)     $  (644,970)

NET LOSS                                              (750,443)        (178,947)
                                                   ------------     ------------

BALANCE, END OF YEAR                               $(1,574,360)     $  (823,917)
                                                   ============     ============



        CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS FOR THE YEAR ENDED MARCH 31

                                                   ------------     ------------
                                                       2002             2001
                                                   ------------     ------------

NET LOSS                                           $  (750,443)     $  (178,947)

UNREALIZED FOREIGN CURRENCY GAINS
(LOSSES) DURING THE PERIOD                              11,505          (34,042)
                                                   ------------     ------------

COMPREHENSIVE LOSS                                 $  (738,938)     $  (212,989)
                                                   ============     ============

(SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS)

                       =================================

                           CONSOLIDATED BALANCE SHEET

                       ---------------------------------

VISION GLOBAL SOLUTIONS INC.
================================================================================
                                       CONSOLIDATED BALANCE SHEET AS AT MARCH 31
(in US $)

                                                       -----------   -----------
                                                           2002          2001
                                                       -----------   -----------

                                  -----------
                                  A S S E T S
                                  -----------

CURRENT ASSETS
  Cash                                                 $   17,382    $  176,037
  Receivables                                             132,565       278,879
  Research and development tax credit receivable               --       341,468
  Prepaid expenses                                            250         1,871
  Current portion of note receivable                       22,041            --
                                                       -----------   -----------
                                                          172,238       798,255

FIXED ASSETS (Note 5)                                      98,890       115,033

NOTE RECEIVABLE (Note 4)                                   11,870            --

FUTURE INCOME TAXES                                            --       195,094
                                                       -----------   -----------

                                                       $  282,998    $1,108,382
                                                       ===========   ===========
On behalf of the Board of Directors:


.................................., Director


.................................., Director


(SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS)

VISION GLOBAL SOLUTIONS INC.
===================================================================================
                                          CONSOLIDATED BALANCE SHEET AS AT MARCH 31
(in US $)

                                                        ------------   ------------
                                                            2002           2001
                                                        ------------   ------------
                                    -----------
                                    LIABILITIES
                                    -----------

CURRENT LIABILITIES
  Bank loan (Note 7)                                    $    34,765    $   166,886
  Payables                                                  280,329        321,241
  Deferred revenues                                         156,955        218,868
  Current portion of obligations under capital leases        15,190         12,644
  Current portion of long-term debt                          26,354        182,189
                                                        ------------   ------------
                                                            513,593        901,828

OBLIGATIONS UNDER CAPITAL LEASES (Note 8)                     8,867          5,178

LONG-TERM DEBT (Note 9)                                     294,437        248,695

PREFERRED SHARES (Note 10)                                  350,857        350,857
                                                        ------------   ------------
                                                          1,167,754      1,506,558
                                                        ------------   ------------

                             ------------------------
                             SHAREHOLDERS' DEFICIENCY
                             ------------------------

CAPITAL STOCK (Note 11)                                     655,316        402,958

DEFICIT                                                  (1,574,360)      (823,917)

ACCUMULATED OTHER COMPREHENSIVE
INCOME (Note 12)                                             34,288         22,783
                                                        ------------   ------------
                                                           (884,756)      (398,176)
                                                        ------------   ------------
                                                        $   282,998    $ 1,108,382
                                                        ============   ============

(SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS)

                                        F-5

VISION GLOBAL SOLUTIONS INC.
================================================================================
                CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED MARCH 31 (in US $)

                                                         ----------   ----------
                                                            2002          2001
                                                         ----------   ----------

OPERATING ACTIVITIES
  Net income (net loss)                                  $(750,443)   $(178,947)
    Adjustments for:
      Depreciation of fixed assets                          39,461       43,470
      Gain on debt redemption                                   --      (19,710)
      Research and development tax credits not granted     144,741           --
      Future income taxes                                  195,094        6,469
                                                         ----------   ----------
                                                          (371,147)    (148,718)

Changes in non-cash items of working
  capital (Note 13)                                        243,699       31,734
                                                         ----------   ----------
                                                          (127,448)    (116,984)
                                                         ----------   ----------

INVESTMENT ACTIVITIES
  Additions to fixed assets                                   (965)      (6,723)
  Note receivable                                          (34,633)          --
                                                         ----------   ----------
                                                           (35,598)      (6,723)
                                                         ----------   ----------

FINANCING ACTIVITIES
  Bank loan (repayment)                                   (132,536)     158,383
  Due to a company under common control                         --         (608)
  Repayment of obligations under capital leases            (17,039)     (19,486)
  Long-term debt                                                --       24,685
  Repayment of long-term debt                             (104,661)    (123,367)
  Issuance of shares                                       252,358      159,930
                                                         ----------   ----------
                                                            (1,878)     199,537
                                                         ----------   ----------

EFFECT OF FOREIGN CURRENCY TRANSACTION
  ON CASH                                                    6,269      (11,626)
                                                         ----------   ----------

NET INCREASE (DECREASE) IN CASH POSITION                  (158,655)      64,204

CASH, BEGINNING OF YEAR                                    176,037      111,833
                                                         ----------   ----------

CASH, END OF YEAR                                        $  17,382    $ 176,037
                                                         ==========   ==========

(SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS)

VISION GLOBAL SOLUTIONS INC.
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                               FOR THE YEAR ENDED MARCH 31, 2002
(in US $)


1.       CONSOLIDATED FINANCIAL STATEMENTS

         These consolidated financial statements include the accounts of VISION GLOBAL SOLUTIONS INC. and its subsidiaries A.R.T.I. VISION INC. and VISION/R4 CORPORATION (the Group).

2.       SIGNIFICANT ACCOUNTING POLICIES

         a)       BASIS OF PRESENTATION

                  These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) and have been originally prepared in Canadian dollars and then translated in US dollars (the reporting currency) under the requirements of SFAS No. 52.

         b)       PRINCIPLES OF CONSOLIDATION

                  These consolidated financial statements include the accounts of VISION GLOBAL SOLUTIONS INC. for the year ended March 31, 2002 and its subsidiaries A.R.T.I. VISION INC. and VISION/R4 CORPORATION for the year ended March 31, 2002.

         c)       USE OF ESTIMATES

                  The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period presented. Actual results could differ from estimates made by management.

VISION GLOBAL SOLUTIONS INC.
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                               FOR THE YEAR ENDED MARCH 31, 2002
(in US $)


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         d)       REVENUE RECOGNITION

                  The Company recognizes revenue under the requirements of AICPA, Statement of Position (SOP) No. 97-2 since 1998. It has also adopted the requirements of SOP 98-4 and SOP 98-9.

                  The Company's revenue recognition policy is as follows:

                  SALES OF SOFTWARE

                  The Company recognizes revenue from sales of software upon evidence of an agreement (written contract between both parties), the delivery of the software and the determination that collection of a fix or determinable fee is probable.

                  Sales' agreements may contain certain elements other than the software licences such as installation, consulting, training and specific modifications to the software asked by the curtomer. For multiple elements arrangements, the Company establishes vendor-specific objective evidence of fair value of the multiple elements based upon the price established by management having the revelant authority and certainty that the price will not change before the separate introduction of the element into the market place. Revenue is therefore allocated to the elements based on vendor-specific objective evidence. Revenue allocated to the software is recognized upon delivery and revenues allocated to services are recognized using the percentage of completion method. Objective evidence of fair value for each element usually exists and each element is listed separately on the agreement.

                  If such evidence of fair value for each element of the arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value exists for undelivered elements or until all elements of the arrangement are delivered. When the sales of software require significant consultation and customization or modification of the software, both sale of software and services are recognized in accordance with the provisions of SOP 81-1 using the percentage of completion method based on costs inputs.

                  PRODUCT SUPPORT AND OTHER SERVICES

                  Maintenance service revenue is allocated over the term, generally one year but up to three years. Revenues from training, consultation and technical support are recognized as the services are performed.

         e)       FIXED ASSETS

                  Tangible assets are recorded at cost and are depreciated over their estimated useful lives as follows:

                                                       DEPRECIATION     PERIOD/
                                                          METHOD         RATE
                                                       ------------     --------
                  Office furniture and equipment       Declining        20%
                  Computer equipment                   Declining        30%
                  Leasehold improvements               Straight-line    3 years

                  The management regularly reviews the carrying values of the fixed assets. If the carrying value of the fixed assets exceeds the amount recoverable, a write-down is debited to the consolidated statement of income.

VISION GLOBAL SOLUTIONS INC.
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                               FOR THE YEAR ENDED MARCH 31, 2002
(in US $)


2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         e)       FIXED ASSETS (continued)

                  Intangible assets are recorded at cost and are amortized over their estimated useful lives as follows:

                                           AMORTIZATION
                                              METHOD            RATE
                                           -------------        ----

                  Software                   Declining           20%

                  The management regularly evaluates the carrying value of the intangible assets for potential permanent impairment. If there is a permanent impairment in the value of the intangible assets, a write-down is debited to the consolidated statement of income.

         f)       FOREIGN CURRENCY TRANSACTIONS

                  Monetary assets and liabilities are translated at the rate of exchange in effect at year-end. Other assets and liabilities are translated at their historic rates. Items appearing in the statement of earnings are translated at the average rates for the year. Exchange gains or losses are included in the statement of income.

         g) GOVERNMENT ASSISTANCE AND SCIENTIFIC RESEARCH AND EXPERIMENTAL DEVELOPMENT TAX CREDITS

                  Government assistance and scientific research and experimental development tax credits are accounted for in the year the Company becomes eligible. Government assistance and tax credits related to development expenses are recorded as a reduction of the expense to which the incentive applies.

         h)       RESEARCH AND DEVELOPMENT EXPENDITURES

                  Research and development expenses, other than capital expenditures, are expensed as incurred. Research and development expenses are reduced by the related investment tax credits.

3.       INFORMATIONS ON INCOME

                                                            ---------- ---------
                                                               2002       2001
                                                            ---------- ---------
         Depreciation of fixed assets                       $  39,461  $ 43,470
         Interest expenses                                  $  34,512  $ 40,858
         Research and development tax credits (not granted) $(144,741) $379,215

VISION GLOBAL SOLUTIONS INC.
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                               FOR THE YEAR ENDED MARCH 31, 2002
(in US $)


4.       NOTE RECEIVABLE

                                                             ---------  --------
                                                                2002      2001
                                                             ---------  --------

         Note receivable, repayable by monthly installments
         of $2,037, including principal and interest at 10%,
         maturing in September 2003                          $ 33,911   $     -

         Current portion of note receivable                   (22,041)        -
                                                             ---------  --------
                                                             $ 11,870   $     -
                                                             =========  ========

5.       FIXED ASSETS

                                            -------------------------------  ---------
                                                           2002                 2001
                                            -------------------------------  ---------
                                                       ACCUMULA-
                                                       TED DEPRE-    NET        Net
                                              COST      CIATION     VALUE      value
                                            ---------  ---------  ---------  ---------
         TANGIBLE ASSETS:
           Office furniture and
             equipment                      $ 30,997   $ 21,217   $  9,780   $ 12,400
           Computer equipment                141,963    109,026     32,937     46,585
           Leasehold improvements              9,965      9,555        410      3,785
                                             182,925    139,798     43,127     62,770
                                            ---------  ---------  ---------  ---------
         Assets under capital
           leases:
           Office furniture and equipment      6,848      1,027      5,821         --
           Computer equipment                 60,844     26,099     34,745     30,244
                                              67,692     27,126     40,566     30,244
                                            ---------  ---------  ---------  ---------
         INTANGIBLE ASSETS:
           Software                           69,790     54,593     15,197     22,019
                                            ---------  ---------  ---------  ---------
                                            $320,407   $221,517   $ 98,890   $115,033
                                            ========   =========  =========  =========

VISION GLOBAL SOLUTIONS INC.
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                               FOR THE YEAR ENDED MARCH 31, 2002
(in US $)


6.       FUTURE INCOME TAXES

                                             ---------  ---------
                                                2002       2001
                                             ---------  ---------
         Fixed assets                        $     --   $    220
         Other assets                              --     14,704
         Research and development expenses         --    134,110
         Income taxes losses                       --     46,060
                                             ---------  ---------
                                             $     --   $195,094
                                             =========  =========

7.       BANK LOAN

         The Company has credit facilities bearing interest at prime rate plus 1.75%, secured by the trade accounts receivable and the endorsements of a director and a company controlled by a director. The bank loan is renewable in August 2002. The Company's subsidiaries have to maintain a combined working capital ratio of at least 1.1 and a combined debt/equity ratio of 2.5 or less. As at March 31, 2002, the Company does not respect these ratios.

8.       OBLIGATIONS UNDER CAPITAL LEASES

                                                              --------  --------
                                                                2002      2001
                                                              --------  --------

         Capital lease contract for the financing of computer
         equipment, repayable by monthly installments of
         $1,040 and one final payment of $3,153, bearing
         interest at 12.4%, maturing in June 2002             $ 5,233   $17,969


         Capital leases contract for the financing of
         computer equipment, matured during the year               --     1,464


         Capital lease contracts for the financing of
         computer equipment, repayable by monthly
         installments of $ 679, bearing interest at
         16.95%, maturing in September 2003                    12,898        --

VISION GLOBAL SOLUTIONS INC.
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                               FOR THE YEAR ENDED MARCH 31, 2002
(in US $)


8.       OBLIGATIONS UNDER CAPITAL LEASES (continued)

                                                              --------  --------
                                                                2002      2001
                                                              --------  --------

         Capital lease contract for the financing of
         office furniture and equipment, repayable by
         monthly installments of $124, bearing
         interest at 16.77%, maturing in June 2004            $ 3,361   $    --

         Capital lease contract for the financing of
         office furniture and equipment, repayable by
         monthly installments of $101, bearing
         interest at 5.90%, maturing in May 2004                2,642        --

         Capital lease contract for the financing of
         computer equipment, repayable by monthly
         installments of $134 and one final payment
         of $10, bearing interest at 16.8%, maturing
         in February 2004                                       3,091        --
                                                              --------  --------

         Total amount of future minimum lease payments         27,225    19,433

         Executory costs and interest included in the
         installments                                          (3,168)   (1,611)
                                                              --------  --------

                                                               24,057    17,822
         Current portion of the unpaid obligations            (15,190)  (12,644)
                                                              --------  --------

                                                              $ 8,867   $ 5,178
                                                              ========  ========

Future minimum payments under capital leases required in each of the next three years are as follows: 2003, $ 15,190; 2004, $ 8,303; 2005, $ 564.

VISION GLOBAL SOLUTIONS INC.
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                               FOR THE YEAR ENDED MARCH 31, 2002
(in US $)


9.       LONG-TERM DEBT

                                                           ---------- ----------
                                                              2002       2001
                                                           ---------- ----------

         Loan of $ 816,278, repayable by remitting
         50% of the research and development tax
         credits and by annual installments equal to
         15% of the funds generated up to a maximum
         of $ 126,664 annually, plus a premium based
         on the net income, plus in- terest at a rate
         set by the Ministere du revenu du Quebec,
         secured by all of the fixed assets and the
         receivables. The Group has to maintain a
         combi- ned working capital ratio of 0.75 and
         a debt/equity ratio of 2.5 or less under
         Canadian GAAP, as at March 31, 2002, these
         ratios are not respected                          $ 176,974  $ 274,443

         Loan of $ 63,715 repayable in four
         consecutive equal annual installments,
         maturing September 2005                              63,715     64,624

         Loan from a director, non-interest bearing
         and no specific terms of repayment                    7,729      7,839

         Loan from the parent company, non-interest
         bearing, no maturity date and no specific
         terms of repayment, subordinated to the
         complete repayment of all other obligations
         of the Company                                       61,948     62,832

         Loan of $ 31,275, repayable by monthly
         installments of $ 869, plus interests at
         prime rate plus 3%, matu- ring in February
         2003. The Company has to maintain a working
         capital ratio of 1.1 and a debt/equity ratio
         of 2.5 or less, as at March 31, 2002, these
         ratios are not respected                             10,425     21,146
                                                           ---------- ----------

                                                             320,791    430,884
         Current portion of long-term debt                   (26,354)  (182,189)
                                                           ---------- ----------

                                                           $ 294,437  $ 248,695
                                                           ========== ==========

Principal repayments required in each of the next five years are as follows:
2003, $ 26,354; 2004, $ 15,929; 2005, $ 15,929; 2006, $ 192,902; 2007, $ 0.

VISION GLOBAL SOLUTIONS INC.
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                               FOR THE YEAR ENDED MARCH 31, 2002
(in US $)


10.      PREFERRED SHARES

         During the year, 525,00 of A.R.T.I. VISION INC. Class "H" preferred shares have been issued in consideration of a reduction of liabilities totaling $ 350,857. The Class "H" shares are non-voting and non-participating and have a fix, preferential and cumulative dividend calculated on the redemption price at an annual rate equal to the variable weekly rate of Investissement Quebec, starting June 1, 2002. These shares are redeemable by monthly installments of $ 4,691 starting on the 30th day of the month following the complete repayment of the loan from Investissement Quebec.

11.      CAPITAL STOCK

         Authorized:

         An unlimited number of shares without par value of:

                  Class "A", voting and participating

                  From the wholly-owned subsidiary, A.R.T.I. Vision inc. Class "D", preferential non cumulative monthly dividend of 1% calculated on the redemption price, redeemable for the amount of paid-up capital plus all declared but unpaid dividends, plus a premium equal to the difference between the paid-up capital and the fair market value of the assets received by the Company at the issuance of these shares, the redeemable price of the Class "D" shares is $ 1 plus any declared but unpaid dividends

                                                             --------- ---------
                                                                2002      2001
                                                             --------- ---------
         Stated:

           26,054,820 Class "A" shares (23,462,382 in 2001)  $425,421  $173,063
              344,000 Class "D" shares                        229,895   229,895
                                                             --------- ---------
                                                             $655,316  $402,958
                                                             ========= =========

The Company issued 2,592,438 Class "A" shares for total cash consideration of $252,358.

VISION GLOBAL SOLUTIONS INC.
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                               FOR THE YEAR ENDED MARCH 31, 2002
(in US $)


11.      CAPITAL STOCK (continued)

         STOCK OPTIONS

         The Company has adopted a Stock Option Plan (the Plan) which provides for the granting of options to officers, directors and employees of the Company. The option price, the number of shares and the date of the grant date are determined at the discretion of the Board of Directors but the price attach to the option will never be lower than the market price. Grantees vest in the options at the date of the grant.

         A summary of the status of the Company's Stock Option Plan as of March 31, 2002, and changes during the year the ended as follows:

                                                    ------------  ------------
                                                                    Weighted
                                                                    Average
                                                                    Exercise
                                                       Shares        Price
                                                    ------------  ------------
         Outstanding at beginning of year             1,496,618   $      0.23
         Granted                                      2,268,900          0.10
         Exercised                                   (2,592,438)         0.10
         Forfeited                                   (1,173,080)           --
                                                    ------------  ------------

         Outstanding at end of year                          --   $        --
                                                    ============  ============

         Options exercisable at year end                     --
                                                    ============

         Weighted average fair value of options
           granted during the year                  $        --
                                                    ============

         Warrants
         --------

         The Company may issue up to 3,000,000 Series A Warrants granting to the holders thereof the right to purchase one Class "A" share at a price of $ 0.40 (CA$ 0.60) per share on or before December 31, 2001. During the year, the directors approved to extend the expiration date of the warrants to December 31, 2002.

VISION GLOBAL SOLUTIONS INC.
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                               FOR THE YEAR ENDED MARCH 31, 2002
(in US $)


12.      ACCUMULATED OTHER COMPREHENSIVE INCOME

                                                    ------------  ------------
                                                        2002          2001
                                                    ------------  ------------

         Balance, beginning of year                 $    22,783   $    56,825
         Translation of foreign currency adjustment      11,505       (34,042)
                                                    ------------  ------------

         Balance, end of year                       $    34,288   $    22,783
                                                    ============  ============


13.      CHANGES IN NON-CASH ITEMS OF WORKING CAPITAL

                                                    ------------  ------------
                                                        2002          2001
                                                    ------------  ------------

         Receivables                                $   142,387   $   (59,814)
         Research and development tax credits
           receivable                                   194,939        33,628
         Prepaid expenses                                 1,594          (514)
         Payables                                       (36,389)        5,450
         Deferred revenues                              (58,832)       52,984
                                                    ------------  ------------

                                                    $   243,699   $    31,734
                                                    ============  ============


14.      INTERESTS PAID AND TAX CREDITS (CASHED)

                                                    ------------  ------------
                                                        2002          2001
                                                    ------------  ------------

         Interests paid                             $    31,846   $    43,545
         Research and development tax credits
           (cashed)                                 $  (191,428)  $  (377,041)

VISION GLOBAL SOLUTIONS INC.
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                               FOR THE YEAR ENDED MARCH 31, 2002
(in US $)


15.      FINANCIAL INSTRUMENTS

         a)       CREDIT RISK

                  The Company is not exposed to significant risk from any particular customer or other business counterpart. The Company reviews the financial position of its customers on a continuous basis and examines the historical line of credit of any new customer. The Company sets up an allowance for doubtful accounts taking into consideration the credit risk of specific customers, the historical trends and other information.

         b)       INTEREST RATE RISK

                  The interest rate risk of the Company is limited. A change of 1% in the interest rates would not have an important effect on the income or the financial position of the Company.

         c)       FOREIGN EXCHANGE RISK

                  Approximately 16% of the Company's sales and all its purchases of softwares are done in US dollars. Therefore, some assets and liabilities are exposed to foreign currency fluctuations. The Company does not hold financial instruments to manage foreign currency fluctuations risk.

         d)       FAIR MARKET VALUE

                  The carrying amount of current assets, bank loan and payables approximates fair market value because of the short-term nature of these instruments.

VISION GLOBAL SOLUTIONS INC.
================================================================================
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                               FOR THE YEAR ENDED MARCH 31, 2002
(in US $)


16.      LOSSES FOR INCOME TAXES PURPOSES

         As at March 31, 2002, the Company has allowable non-capital losses totaling $ 604,806 for Federal and $ 603,383 for Provincial income taxes purposes. The expiration dates for using these losses to reduce future income taxes are as follows:

                                             ----------        ----------
                                               Federal         Provincial
                                             ----------        ----------
         2007                                $ 124,204         $ 122,781
         2008                                   95,846            95,846
         2009                                  384,756           384,756
                                             ----------        ----------
                                             $ 604,806         $ 603,383
                                             ==========        ==========

         No future income tax asset regarding these tax losses has been accounted for.


17.      COMMITMENTS

         The Company's total obligations under the terms of leases expiring June 30, 2008 amount to $ 386,157 payable as follows over the next five years: 2003, $ 78,690; 2004, $ 71,556; 2005, $ 71,556; 2006, $ 73,673;
         2007, $ 72,545.

18.      RELATED PARTY TRANSACTIONS

         During the period, the following transactions were recorded with related parties:

                                             ---------         ---------
                                                2002              2001
                                             ---------         ---------
         Parent Company:
           Consulting fees                   $ 14,760          $ 69,150
         Company under common control:
           Gain on debt redemption           $     --          $ 19,710

         These transactions occurred in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.