Form 20-F
period 2002-03-31
VISION GLOBAL SOLUTIONS INC
filed 2002-10-07
CIK 1135657

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 20-F


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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
            -----

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the last practicable date: 26,054,820
shares as of March 31, 2002                                           ----------
- ---------------------------

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
- -----------------------------
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
- -------------------
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

         A.3.     EXCHANGE RATES (CANADA AND THE UNITED STATES)

         (i) As of March 31, 2002, the exchange rate of Canadian Dollars to United States Dollars was CAN$1.5988 to US$1.00.

         (ii) The following chart sets forth the exchange rates for each month during the six months preceding the date of the fiscal year end:

- ----------------------------- --------------------------------------------
            DATE                                 RATE
- ----------------------------- --------------------------------------------
          10/31/01                              1.5887
- ----------------------------- --------------------------------------------
          11/30/01                              1.5728
- ----------------------------- --------------------------------------------
          12/31/01                              1.5928
- ----------------------------- --------------------------------------------
          01/31/02                              1.5873
- ----------------------------- --------------------------------------------
          02/28/02                              1.6020
- ----------------------------- --------------------------------------------
          03/31/02                              1.5988
- ----------------------------- --------------------------------------------


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

         The company distributes and markets its software solutions directly to the end-user as well as to distribution partners, resellers or Value Added Retailers. The Company derives revenues from the following sources: license fees
- - the licensing of the Company's solutions on a right-to-use basis; maintenance fees - the providing of post-contract customer support; and service fees - the providing of professional services such as consulting and education services. The timing and amount of fees recognized as revenue during a period is determined by the nature of the contractual provisions included in the arrangements with customers.

FISCAL YEAR 2002

The following table presents, for the periods indicated, information concerning the Company's results of operations (in thousands of US$).

- ------------------------- --------------------------------------- ---------------- -------------- ----------------
                                                                       2002            2001            2000
- ------------------------- --------------------------------------- ---------------- -------------- ----------------
Revenues:
- ------------------------- --------------------------------------- ---------------- -------------- ----------------
                          Products and licenses                       203 692         328 620          356 099
- ------------------------- --------------------------------------- ---------------- -------------- ----------------

- ------------------------- --------------------------------------- ---------------- -------------- ----------------
Total products:
- ------------------------- --------------------------------------- ---------------- -------------- ----------------
                          Support, training and consulting            887 357       1 192 647        1 290 638
- ------------------------- --------------------------------------- ---------------- -------------- ----------------

- ------------------------- --------------------------------------- ---------------- -------------- ----------------
Total revenues                                                      1 091 049       1 521 267        1 646 737
- ------------------------- --------------------------------------- ---------------- -------------- ----------------
Cost of revenues                                                      260 243         281 349          376 669
- ------------------------- --------------------------------------- ---------------- -------------- ----------------

- ------------------------- --------------------------------------- ---------------- -------------- ----------------
Gross profit                                                          830 806       1 239 918        1 270 068
- ------------------------- --------------------------------------- ---------------- -------------- ----------------

- ------------------------- --------------------------------------- ---------------- -------------- ----------------
Operating expenses:       Sales and marketing                         194 110         269 116          301 928
- ------------------------- --------------------------------------- ---------------- -------------- ----------------
                          General and administrative                  795 381         838 230          698 125
- ------------------------- --------------------------------------- ---------------- -------------- ----------------
                          Financial                                    34 512          40 858           12 894
- ------------------------- --------------------------------------- ---------------- -------------- ----------------
                          Development expenses and products
                          enhancement                                 362 152         283 902          344 226
- ------------------------- --------------------------------------- ---------------- -------------- ----------------

- ------------------------- --------------------------------------- ---------------- -------------- ----------------
                          Total operating expenses                  1 386 155        1 432 106       1 357 173
- ------------------------- --------------------------------------- ---------------- -------------- ----------------

- ------------------------- --------------------------------------- ---------------- -------------- ----------------
Gain of debt redemption                                                                19 710
- ------------------------- --------------------------------------- ---------------- -------------- ----------------


- ------------------------- --------------------------------------- ---------------- -------------- ----------------
Operating loss before
income taxes                                                         (555 349)       (172 478)        (87 105)
- ------------------------- --------------------------------------- ---------------- -------------- ----------------

- ------------------------- --------------------------------------- ---------------- -------------- ----------------
Income taxes recovered                                                                                 15 629
- ------------------------- --------------------------------------- ---------------- -------------- ----------------
Future income taxes                                                   195 094           6 469         (46 300)
- ------------------------- --------------------------------------- ---------------- -------------- ----------------
                                                                      195 094           6 469         (30 671)
- ------------------------- --------------------------------------- ---------------- -------------- ----------------

- ------------------------- --------------------------------------- ---------------- -------------- ----------------
Net loss                                                             (750 443)       (178 947)        (56 434)
- ------------------------- --------------------------------------- ---------------- -------------- ----------------

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

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         A. DIRECTORS AND SENIOR MANAGEMENT. Set forth below are particulars respecting the current directors and officers of Vision Global as of December 31, 2000, and the business experience of each such person:

                                           PRESENT POSITION
NAME OF NOMINEE                AGE         WITH VISION GLOBAL
- ---------------                ---         ------------------

Jean-Paul Ouellette            60          Chairman, President, Chief Executive
Montreal, Quebec                           Officer and Director

Donald Douglas                 58          Director
Kitchener, Ontario

Eric Ouellette                 30          Director
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

                                                                                       PERCENTAGE OF
NAME AND ADDRESS                    PRESENT POSITION              NUMBER OF            OUTSTANDING
OF BENEFICIAL OWNER                 WITH VISION GLOBAL          SHARES OWNED           COMMON STOCK
- -------------------                 ------------------          ------------           ------------

Jean-Paul Ouellette                 Chairman, Director,           12,648,000             55.75%
455 Notre Dame Street, East         President, and Chief
Montreal, Quebec                    Executive Officer
Canada J8B 3B5

Jacques Gauvin                              --                     3,021,000             13.31%
6984 Chateaubriand
Montreal, Quebec
Canada H2S 2P2

Martine Lavoie                              --                     1,860,552               8.2%
1030 Cherrier, Suite 303
Montreal, Quebec
Canada H2L 1H9

All Officers and
Directors as a Group                                              12,648,000             55.75%
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

- --------------------------- ----------------------- ------------------------
                                     High                     Low
- --------------------------- ----------------------- ------------------------
January 2002                         0.45                    0.15
- --------------------------- ----------------------- ------------------------
February 2002                        0.20                    0.11
- --------------------------- ----------------------- ------------------------
March 2002                           0.23                    0.13
- --------------------------- ----------------------- ------------------------
April 2002                           0.21                    0.06
- --------------------------- ----------------------- ------------------------
May 2002                             0.11                    0.05
- --------------------------- ----------------------- ------------------------
June 2002                            0.11                    0.066
- --------------------------- ----------------------- ------------------------
July 2002                           0.075                    0.035
- --------------------------- ----------------------- ------------------------

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