Form 20-F/A
VISION GLOBAL SOLUTIONS INC
filed 2003-08-01
CIK 1135657

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 20-F/A

 [  ] Registration Statement Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934;

 [X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended:  _________

 [  ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the transition period from _______  to ________

Commission file number: ________

VISION GLOBAL SOLUTIONS INC.
(Exact name of registrant as specified in its charter)

Not Applicable

 (Translation of Registrant’s Name or Organization)

Ontario, Canada

(State or other jurisdiction of incorporation or organization)

Vision Global Solutions Inc.

455 Notre Dame Street East

Montreal, Quebec, Canada H2Y 1C9

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Exchange Act: None.

Securities to be registered pursuant to Section 12(g) of the Exchange Act:

Title of Class: Common Stock, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the last practicable date: 31,995,825 shares as of March 31, 2003

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes _X_No  __

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ___       Item 18 X

TABLE OF CONTENTS

PART I

PART I

Item 1.        Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.        Offer Statistics and Expected Timetable

Not Applicable.

Item 3.

       Key Information

Selected Financial Data: Vision Global Solutions Inc. The following selected financial data for the five years ended March 31, 2003 is derived from the consolidated financial statements of the Vision Group (Vision R/4 and A.R.T.I. Vision) audited by Gilles Heon, Chartered Accountants. The consolidated financial statements and accompanying notes, are prepared in accordance with accounting principles generally accepted in the United States.  The consolidated financial statements and accompanying notes should be read in conjunction with Item 5 “Operating and Financial Review Prospects.” The amounts set forth below are in United States Dollars.

			Year Ended March 31,

	2003	2002	2001	2000	1999

STATEMENT OF OPERATIONS DATA:
Total revenues	$ 1,052,601	$ 1,091,049	$ 1,521,267	$ 1,646,767	$ 1,867,947
Net Income/(Net Loss)	(76,748)	(750,443)	(178,947)	(56,434)	194,125
Basic net loss/gain per share-	(0.002)	(0,03)	178.95)	(56.43)	194.13
Weighted average number of
Shares used in computing basic
net loss/gain per share-	31,995,825	24,596,942	1,000	1,000	1,000

BALANCE SHEET DATA:
Cash and cash equivalents	1,658	17,382	176,037	11,833	310,735
Total current assets	203,062	172,238	798,255	757,493	1,212,903
Total assets	283,480	282,998	1,108,382	1,110,850	1,495,089
Total current liabilities	488,470	513,593	901,828	765,730	1,453,699
Total liabilities	1,135,399	1,167,754	1,506,558	1,518,527	1,831,261
Total stockholders' deficit	(851,919)	(884,756)	(398,176)	(407,677)	(336,172)

See note 11 of Notes to the Consolidated Financial Statements for an explanation of the determination of shares used in computing net loss per share.

A.3.        Exchange Rates (Canada and the United States)

(i)  As of March 31, 2003, the exchange rate of Canadian Dollars to United States Dollars was CAN$1.4693 to US$1.00.

(ii)  The following chart sets forth the exchange rates for each month during the six months preceding the date of the fiscal year end:

DATE	RATE
10/31/02	1.5676
11/30/02	1.5654
12/31/02	1.5796
01/31/03	1.5290
02/28/03	1.4871
03/31/03	1.4693

B.       Capitalization and Indebtedness.

Share Capitalization (Vision Global Solutions, Inc.). Vision Global is authorized to issue an unlimited number of shares of common stock, no par value; 22,689,000 common shares are issued and outstanding as of December 31, 2000.

           Long Term Debt.  On September 27, 1999, A.R.T.I. Vision received a loan from Garantie Quebec (a Quebec government entity) in the amount of US$871,918.  Of the principal sum of the loan, US$350,772 has been invested into preferred shares over the last 3 years.  Upon the company’s receipt of investment funds, the balance will be paid in monthly installments of US$5,011 until the balance is paid in full.  Until the company receives additional investment funds, it will pay what portion of the balance it is able, plus any interest due each month.  The remaining balance as of March 31, 2002 was US$176,974.  The loan was secured by all of the fixed assets and receivables of the A.R.T.I. Vision and Vision R/4.

            Lines of Credit.  See Item 5.B. below.

            Other Loans.  In January 21, 2000, the Vision Group received a loan in the amount of US$33,407 from the Bank of Montreal to be re-paid in full by February 2003.   The loan is payable in monthly installments of US$928 plus interest.  The loan was secured by the Vision Group’s computer equipment (book value: US$33,616).

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

This registration statement also contains certain forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions.  These statements may be identified by the use of words such as “expects,” “anticipates,” “intends,” “plans” and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed below and elsewhere in this registration statement.

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

Potential Fluctuations in Future Operating Results; Potential Decline in Margins

The quaterly operating results of the Company can vary significantly

Limited Operating History. Vision Global has a limited operating history (since inception, October 10, 2000). Vision Global’s business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving activity based management and application enhancement development software and services market.  Some of these risks include the ability of Vision Global to build a more comprehensive sales structure to support its business; to provide reliable and cost-effective services to its customers; to respond to technological developments or services offered by competitors; to enter into strategic relationships with application software vendors; and to build, maintain and expand distribution channels.  In addition, activity based management and planning software is a new trend in the software industry. A.R.T.I. Vision and Vision R/4 have longer operating histories as the companies were incorporated in 1993 and 1998 respectively.

Negative Cash Flow and Absence of Profits.  There is no assurance that the business to be conducted by Vision Global will earn profits in the future, or that profitability, if achieved, will be sustained.  A significant portion of Vision Global’s resources will be directed to the development of its system and marketing activities.  The success of Vision Global will ultimately depend on its ability to generate revenues from its activities, such that business development and marketing activities may be financed by revenues from operations instead of external financing.  There is no assurance that future revenues will be sufficient to generate the required funds to continue the business development and marketing activities. Vision Global is projecting a loss for its upcoming fiscal year ending March 31, 2001.  In addition, it is anticipating losses and cash flow deficits from Vision Global’s operations for at least the next 12 months.

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

Online Commerce Security Risks.  To the extent that Vision Global intends to rely on the Internet to provide or market products or services, there will be a need for secure transmission of confidential information.  Web usage could decline if any well-publicized compromise of security occurs.  Despite the design and implementation of a variety of network security measures, unauthorized access, computer viruses, accidental or intentional actions and other disruptions could occur. Vision Global has installed a firewall whereby outsiders are prevented from accessing the company’s private data resources and Vision Global is able to control what outside resources its own users have access to.  In the future, Vision Global could incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches.  If a third person were able to misappropriate the users’ personal or proprietary information or credit card information, Vision Global could be subject to claims, litigation or other potential liabilities.

Dependence on the Web Infrastructure.  If the use of the Internet continues to grow, its infrastructure may not be able to support the demands placed on it by such growth and its performance or reliability may decline.  In addition, web sites have experienced interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure.  If these outages or delays occur frequently, use of the Internet as a commercial or business medium could, in the future, grow more slowly or decline which could adversely affect Vision Global’s business.

Risks Associated with Information Disseminated through Vision Global’s Service.  The law relating to the liability of online services companies for information carried on or disseminated through their services is currently unsettled.  It is possible that claims could be made against online services companies under both domestic and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their services.  Several private lawsuits seeking to impose such liability upon other online services companies are currently pending.  In addition, legislation has been proposed that imposes liability for or prohibits the transmission over the Internet of certain types of information.

The imposition upon Vision Global and other online services providers of potential liability for information carried on or disseminated through their services could require Vision Global to implement measures to reduce its exposure to such liability, which may require Vision Global to expend substantial resources and/or to discontinue certain service offerings.  In addition, the increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could impact the growth of Internet use.  While Vision Global expects to maintain liability insurance in the future, such insurance may not be adequate to fully compensate Vision Global in the event it becomes liable for information carried on or disseminated through its service.  Any costs not covered by insurance incurred as a result of such liability or asserted liability could have a material adverse effect on Vision Global’s business, results of operations and financial condition.

Dependence on and Retention of Key Individuals.  Vision Global’s future success will depend to a significant extent on the continued services of senior management and other key personnel, particularly Jean-Paul Ouellette.  If Vision Global loses Mr. Ouellette it could have a detrimental effect on Vision Global’s business. Vision Global currently maintains a “Key Person” life insurance policy in the amount of CAN$2,100,000 (US$1,403,086) covering Mr. Ouellette.

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

Protection and Enforcement of Intellectual Property Rights.  Vision Global does not have any patented technology that would prevent competitors from entering its market.  Although Vision Global may seek to protect its trademarks, copyrights, and other proprietary rights, these actions may be inadequate to protect them or to prevent others from claiming violations of their trademarks, copyrights and other proprietary rights.  To date, Vision Global has not been notified that its software or services infringe on the proprietary rights of third parties, but there can be no assurance that third-parties may not in the future claim infringement by Vision Global with respect to current or future products or services.  Any such claims by third parties could have a material adverse affect on Vision Global’s business, operating results and financial condition.

Vision Global currently licenses, and may in the future license, certain technologies from third parties, which may subject Vision Global to infringement actions based upon the technologies licensed from these third parties.  Any of these claims, with or without merit, could subject Vision Global to costly litigation and divert the attention of its technical and management personnel.  These third party technology licenses may not continue to be available to Vision Global on commercially reasonable terms.  The loss of the ability to use such technology could require Vision Global to obtain the rights to use substitute technology, which could be more expensive or offer lower quality or performance, and therefore have a material adverse effect on Vision Global’s business, operating results and financial condition.

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

•

Variations in our operating results;

•

Variations in industry growth rates;

•

Actual or anticipated announcements of technical innovations or new products or product enhancements by us or our competitors;

•

General economic conditions in the markets for our products and services;

•

Divergence of our operating results from analysts’ expectations;

•

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

•

liabilities predicated on U.S. federal securities laws determined in original actions in the Province of Ontario; and

•

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

Item 4.

      Information on the Company

A. History and Development of Vision Global Solutions, Inc.

Outer Edge Holdings, Inc.

Outer Edge Holdings, Inc. (“Outer Edge”) was incorporated under laws of the Province of Ontario.  Outer Edge was incorporated as “Consumer General Inc.” on September 9, 1988.  On March 29, 1999, Outer Edge amalgamated with 1345166 Ontario Inc. to form and continue under the name “Outer Edge Holdings Inc.”  Outer Edge had no subsidiaries or affiliates.

Immediately prior to the amalgamations discussed below, Outer Edge did not conduct any business other than owing certain debts to 1397629 Ontario Inc.  1397629 Ontario Inc. was incorporated under the laws of the Province of Ontario as a private company according to the laws of that jurisdiction. 1397629 Ontario was incorporated on September 9, 1999.  Immediately prior to the amalgamations discussed below, 1397629 Ontario did not carry on any active business other than holding certain debts owed by Outer Edge.

Outer Edge Holdings Inc., 1397629 Ontario Inc. and Vision Ontario Inc. negotiated the amalgamation transaction which was formalized by three separate agreements between the parties:

1.

a Pre-amalgamation agreement;

2.

a Stage 1 Amalgamation agreement; and

3.

a Stage 2 Amalgamation agreement.

Pursuant to the Stage 1 amalgamation agreement, Outer Edge Holdings Inc. and 1397629 Ontario Inc. amalgamated on December 13, 2000 to form OEHI Capital Inc.

The Stage 1 amalgamation negotiations between Outer Edge Holdings Inc. and 1397629 Ontario Inc. were at arm’s length.  There were no common officers, directors or principals between the two parties.

Pursuant to the Stage 2 amalgamation agreement, OEHI Capital Inc. and Vision Ontario Inc. amalgamated on December 20, 2000 to form Vision Global Solutions Inc., the registrant.

The Stage 2 amalgamation negotiations between OEHI Capital Inc. and Vision Ontario Inc. were at arm’s length.  There were no common officers, directors or principals between the two parties.

Stage 1 Amalgamation

The Stage 1 Amalgamation is the amalgamation of Outer Edge Holdings Inc. and 1397629 Ontario Inc. to form Outer Edge Holdings Inc. (which is referred to as Amalco in the pre-amalgamation agreement and the Stage 1 amalgamation agreement).  The Stage 1 Amalgamation consolidated the assets and liabilities of 1397629 Ontario and Outer Edge (the “Stage 1 Amalgamating Companies”) into a single corporation (“Amalco”).  Immediately prior to the share exchange, 1397629 Ontario had 1,260,000 common shares issued and outstanding and Outer Edge had 7,145,000 common shares issued and outstanding.  Shareholders of Outer Edge received one Amalco common share for every five Outer Edge common shares held; shareholders of 1397629 Ontario Inc. received one Amalco common share for every one 1397629 Ontario Inc. common share held.  As a result of the share exchange, 1397629 Ontario received 1,260,000 common shares of Amalco (46.86%) and Outer Edge received 1,429,000 common shares of Amalco (53.14%).

The purpose of the Stage 1 Amalgamation was to consolidate the balance sheets of the Stage 1 Amalgamating companies such that any debts of Outer Edge held by 1397629 Ontario Inc. would be effectively terminated.

Outer Edge Capital Corporation (“Amalco”)

Amalco was the corporation, which resulted from the Stage 1 Amalgamation of Outer Edge and 1397629 Ontario Inc.

Vision Ontario, Inc. and The Vision Group

Vision Ontario Inc. was incorporated under the laws of the Province of Ontario by articles of incorporation dated October 10, 2000.  Vision Ontario holds all of the issued and outstanding securities of A.R.T.I. Vision Inc., a private (Canadian) federal corporation (“A.R.T.I. Vision”), and Vision/R4 Corporation, a private (Canadian) federal corporation (“Vision R/4”) (collectively referred to as the “Vision Group”).

The Vision Group consists of two related companies, operating together.  A.R.T.I. Vision was incorporated in 1993 to develop activity based management software.  In 1998, Vision R/4 was incorporated to handle the marketing of software developed by A.R.T.I. Vision.  Specifically, Vision R/4 markets data management software and provides related services.  Prior to being acquired by Vision Ontario, both companies were wholly owned subsidiaries of Gestion Jean-Paul Oullette, Inc., which supplied significant financing via loans and share capital.

Stage 2 Amalgamation

The Stage 2 Amalgamation consolidated the assets and liabilities of Amalco and Vision into a single corporation, Vision Global Solutions Inc., the registrant.  Immediately prior to the share exchange, Amalco had 2,689,000 common shares issued and outstanding and Vision Ontario had 20,000,000 common shares issued and outstanding.  Additionally, Vision Ontario was authorized to issue up to 3,000,000 Vision Ontario Series A Warrants granting to the holders thereof the right to purchase one common share of Vision Ontario at a price of $0.60 per share.  Shareholders of Amalco received one Vision Global common share for every one Amalco common share held; shareholders of Vision Ontario received one Vision Global common share for every one Vision Ontario common share held.  As a result of the share exchange, Amalco received 2,689,000 common shares of Vision Global (11.85%) and Vision Ontario received 20,000,000 common shares of Vision Global (88.15%).  Additionally, every Vision Ontario Series A Warrant issued was converted into one issued and fully paid Vision Global Series A Warrant.

The primary purpose of the Stage 2 Amalgamation was to effect a “reverse take-over” of Amalco by Vision Ontario such that upon completion of the Stage 2 Amalgamation, those individuals or entities holding Vision Ontario shares immediately prior to the Stage 2 Amalgamation would hold a controlling interest in the resulting company.

As noted above, during the Stage 2 amalgamation negotiations, OEHI Capital Inc. and Vision Ontario Inc. were acting at arms length.  There were no common officers, directors or principals between the two companies.

As a result of the amalgamations, the following number of Vision Global Solutions Inc. were issued to the former shareholders of each of the three (3) companies:

Name of Company	No. of Shares	Price/Share
Vision Ontario Inc.	20,000,000	CDN$0.42
1397629 Ontario Inc.	1,260,000	CDN$0.42
Outer Edge Holdings Inc.	1,429,000	CDN$0.42

The negotiated share exchange ratio of Vision Ontario Inc. (which owned all of the issued and outstanding common shares of the Vision Group) was established by reference to its projected sales, net assets and cash flow.

The negotiated share exchange ratio of 1397629 Ontario Inc. was established by reference to its net assets as of the date of the amalgamation agreements and the closing of the amalgamations.  As at those dates, 1397629 Ontario Inc owned debts of Outer Edge Holdings Inc. in the amount of CDN$529,200 and had no liabilities.

The negotiated share exchange ratio of Outer Edge Holdings Inc. was established by reference to its status as a reporting issuer and to the company’s history of being in the software business.

Vision Global Solutions, Inc.

Vision Global is the surviving corporation of the Stage 1 and Stage 2 Amalgamations set forth above.  As a result of those amalgamations, Vision Global acquired all of the business and assets of Vision Ontario, Inc. (“Vision Ontario”).  Consequently, the business of Vision Global is that business previously conducted by Vision Ontario, by and through A.R.T.I. Vision and Vision R/4.  The directors and officers of Vision Global were selected by Vision Ontario.

The registered office of Vision Global is located in the City of Toronto, in the Province of Ontario, at 44 Victoria Street, Suite 2100, Toronto, Ontario, Canada M5C 1Y2. Vision Global’s principal executive offices are located at 455 Notre Dame Street East, Montreal, Quebec, Canada H2Y 1C9.

B. Business Overview

Vision Global has developed and is marketing, under the name Apogee, an integrated accounting and management software that allows companies to apply an activity-based management solution, a common sense systematic method of planning, controlling and improving labor and overhead expenses, to their businesses-management models.  In applying activity-based management, the operations of a business are divided into Processes, which are made up of Activities, which are made up of Tasks.  Typical Activities include: product design, sales calls, order taking, establishing supplier relationships, purchasing, receiving, setting up production machinery, manufacturing parts, assembling orders, shipping, billing, collecting receivables and paying bills.  The performance of each Activity consumes Resources (e.g. humans, material and/or financial) that are recorded as costs in the firm’s accounts.  Vision Global’s Activity-Based Management solution facilitates the integration of such activities within the company’s overall strategy, while simultaneously allowing the business to collect information with respect to time and cost concerns.

Vision Global has developed activity-based management software solutions.  These solutions have already been tested, debugged and installed on several client sites including: The Commissionaires of Canada (Ottawa, Vancouver, Toronto and New Brunswick); the ADGA Group in Ottawa, a civil engineering consulting firm; CNS Group in Stamford, Connecticut; La Fédération des Caisses Populaires Desjardins (a banking institution in Quebec); Fairfax Financial Holdings (insurance industry); Sequoia Insurance Company (in Monterey California); the Québec Museum, in Quebec, Canada; and the Saskatchewan Government Insurance in Canada.

Vision Global solutions is divided into families of products addressing the following requirements: financial management and accounting; project accounting and control; distribution logistics; manufacturing; and business intelligence, consisting of a total of 23 modules, which are priced according to the number of concurrent users per module.  Presently, Vision Global’s sales and marketing department is under the direct supervision of Jean-Paul Ouellette, President.  Furthermore, Mr. Ouellette also oversees all aspects touching on two distributors in the United Kingdom.  Vision Global promotes and markets its management software solutions at various trade shows held across the world, by holding conferences and advertising in various trade magazines and through its telemarketing department.

The Software was developed in Progress Software’s Application Development Environment, mainly Version 9.1.  Progress is a fourth generation language that provides application logic, database management and user-interface management.  The integration of the Progress’ Application Development Environment with the activities based management model, allows users to engage certain universal functions of the Software, which enable them to more efficiently manage their business.  Among others, these features include: the “Navigator,” which is the main desktop screen; a “Maintenance” tool which organizes relevant data in logical groupings; an “Enquiry” function which displays data to users; and a “Transactions” system which serves as the focal point for data entry and reports.

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

By virtue of a software development and distribution agreement entered into with Advanced Management Solutions Inc. (“AMS Realtime”), a California corporation, which developed a specific software in project planning and resource scheduling, Vision Global was granted the right to develop an interface between its Apogee suite of products and AMS Realtime software, thus entailing an added value to the Apogee solution.  The agreement grants Vision a non-exclusive, non-transferable license to use AMS Realtime under its Standard Software License Agreement and allows for substantial discounts as a dealer for AMS Realtime.

Intellectual Property

Though Vision Global’s current business model does not depend on trademark or patent protection, the company recognizes the potential value of its trade secrets, trade names, trademarks, and technical innovations.  In the future, Vision Global may seek patent or other intellectual property protection where warranted in strengthening or enhancing its competitive position.  In anticipation of such protection, Vision Global’s employees are required to sign certain confidentiality agreements as a condition of their employment.

Target Markets

Vision Global is geared towards businesses with sales of between US$250 million and US$1 billion.  Because such organizations typically have undersized information technology groups to handle complex installations, such organizations generally prefer to purchase software packages that efficiently perform specific tasks.

While Vision Global does not consider them to be the company’s primary market, smaller companies, with sales of US$50 million to US$250 million, represent the largest opportunity for Vision Global.  The Apogee Software is easy to customize and less expensive than a conventional resources planning installation, which tends to focus on the creation of a culture or environment that will meet client needs.  While conventional planning installation focuses on a broad culture, Vision Global focuses on the creation of specific software solutions in order to meet client needs, resulting in a more focused plan which is generally less expensive than the alternative.  Smaller companies also tend to expend significant resources on hiring outside consulting firms to implement their installations, an additional cost easily avoided through the use of our easy to implement, specific software solutions.

Vision Global also expects success in another important market- service organizations that are event and/or project driven.  Project driven firms include those in engineering, consulting, outsourcing and advertising.  Examples of event driven organizations are cultural groups, conference centers, museums and sports stadiums.

Competition

The activity based management and Application Development Environment markets are highly competitive with many existing companies offering some or all of the services offered by Vision Global, and with many new competitors expected to enter the industry as it grows.  However, Vision Global’s management believes that most competitors are targeting the larger business enterprise markets.

Vision Global’s management believes that by concentrating on the medium and small enterprise market, it will be successful in implementing the company’s business plan.  In the opinion of management, the needs of the medium to small enterprise market are poorly addressed by most of Vision Global’s competitors.  The target market has a large and growing need.  Vision Global’s experience indicates that the adoption of emerging activity based management and application development environment business solutions is accelerating dramatically and is essential to the small to medium enterprise market segment.

ABC Technologies Inc., Armstrong Laing Group, and Hyperion Solutions Corp. are a few of our current competitors in the activity based management software market.  However, to Vision Global’s knowledge, none of its competitors currently offer a combination of customized, outsourced activity based management and application development environment applications for the Progress Software.  Moreover, management is unaware of any such applications specifically designed to address the needs of the small to medium enterprise market.

C. Organizational Structure

Not Applicable.

D. Property, Plants and Equipment

The registered office of Vision Global is located at 44 Victoria Street, Toronto, Ontario, Canada, M5C 1Y2.  The company’s principal executive offices are located at 455 Notre Dame Street East, Montreal, Quebec, H2Y 1C9.

Pursuant to its lease with LYOJO Ltee, Vision Global leases 7,000 square feet of office space at 455 Notre Dame East, Montreal, Quebec, Canada H2Y 1C9. The office space provides the company’s programmers with office and product development space. The term of the lease runs from July 1, 2000 to June 30, 2002, with rent of $7,708 per month.  The lease has a renewal option starting from July 1, 2002 to June 30, 2004 at a monthly rent of $9,167.

Pursuant to its lease with Module Construction, Vision Global leases 3,275 square feet of office space at 465 Notre Dame East, Montreal, Quebec, Canada H2Y 1C9. The office space provides the company’s programmers with additional office and product development space. The term of the lease runs from July 1, 2000 to June 30, 2002, with rent of $2,500 per month.  The lease has a renewal option from July 1, 2002 to June 30, 2004 at a monthly rent of $3,375.

Item 5.

    Operating and Financial Review and Prospects

A.      Operating Results

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains information relating to the Company, which is currently available to management.

The company distributes and markets its software solutions directly to the end-user as well as to distribution partners, resellers or Value Added Retailers.  The Company derives revenues from the following sources: license fees – the licensing of the Company’s solutions on a right-to-use basis; maintenance fees – the providing of post-contract customer support; and service fees – the providing of professional services such as consulting and education services.  The timing and amount of fees recognized as revenue during a period is determined by the nature of the contractual provisions included in the arrangements with customers.

Fiscal year 2003

The following table presents, for the periods indicated, information concerning the Company’s results of operations (in thousands of US $)

	2003	2002	2001
Revenues:

Software	393,615	203 692	328,620
Services	658,986	887,357	328,620

	1,052,788	1,091,049	1,521,267

Cost of revenue	455,788	410,243	281,349

Gross profit	596,813	680,806	1,239,918

Operation expenses

Sales	183,852	194,110	269,116
Product enhancement	73,708	362,152	283,902
Administrative	385,620	645,381	838,230
Financial	30,381	34,512	40,858
Development expenses and
Products enhancement

Total operation expenses	673,561	1,236,155	1,432,106

Gain on tax redemption			19,710

Operating loss before income taxes	(76,748)	(555,349)	(172,478)

Future income taxes		195,094	6,469

Net loss	(76,748)	(750,443)	(178,947)

Results of Operations

The Company’s revenues and operation results have varied substantially from year to year. The company recognizes revenue from sales of software upon evidence of an agreement (written contract between both parties), the delivery of the software and the determination that collection of a fix or determinable fee is probable.

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

Fiscal year 2003

Revenues

Total revenues decreased 4% to  $ 1,052,601 for the year ended March 31, 2003 from $ 1,091,049 for the year ended March 31, 2002. This decrease in revenues is in part a consequence of the global economy instability caused by the I rak war and its consequences on the international market. In  The total revenues the software sales for the year ended March 31, 2003 increased 93% to $ 393,615  from $ 203,692 for the year ended March 31, 2002 while  the sales for services decreased by 26% for the year ended March 31, 2002. The decrease for sales of services vas mainly due to the fact that most of the software purchaser postponed the implementation of their system to be performed during the course of the year 2003. These services , once rendered shall be accounted for  as revenues for our next fiscal year.

Cost of sales

Cost of sales increased 11% to $ 455,788 for the year ended March 31, 2003 from $ 410,243 for the year ended March 31, 2002. This increase in cost of sale in  direct relation with the increase of sales of software which increase 93% which have direct cost for the software.

Selling

Selling expenses decreased 5% to $ 183,852 for the year ended March 31, 2003 from $ 194,110 for the year ended March 31, 2002. This is a result of the administration’s continuing efforts in cost control.

Administration

Administration expenses decreased 40% to $ 385, for the year ended March 31, 2003 from $  645,381 for the year ended March 31, 2002. Once again, this decrease in expenses is the result of  continuing operating cost controls.

Financial

Financial expenses decreased by 12% to $ 30,381 for the year ended March 31, 2003 from $34,512 for the year ended March 31, 2002. The financial charges  are lower du to debt repayment for the year.

Fiscal Year 2002

Revenues

Revenues decreased 20% to $ 1 091 049 for the year ended March 31, 2002 from $ 1 521 267 for the year ended March 31, 2001. The decrease in revenues is in part a consequence of the events of September 11,2001 and the general slowdown of the technology industry. This situation is reflected by the fact that software sales for the year ended March 31, 2002 have decreased by 38% to $ 203 692 from $ 328 620 for the year ended March 31, 2001 while sales of service decreased by 25% to $ 887 357 for the year ended March 31, 2002 from $ 1 192 647 for the year ended March 31, 2001. Nevertheless, management is in the opinion that revenues generated for the next fiscal period will  increase.

Cost of sales

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

Administrative

Administrative expenses decreased 5% to $ 795 381 for the year ended March 31, 2002 from $ 838 230 for the year ended March 31,2001. This decline in expenses during the year was the result of continuing operating cost controls.

Financial

Financial expenses decreased 16% to $ 34 512 for the year ended March 31, 2002 from $ 40 858 for the year ended March 31, 2001. The decline in financial expenses is a result of the reduction of the long term debt and a repayment of a portion of the bank loan reducing it to $ 34 765 for the year ended March 31, 2002 from $ 166 886 for the year ended March 31, 2001.

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

Fiscal Year 2001

Although the total revenue for the fiscal years ended March 31, 2001 and March 31, 2000, remained substantially the same, management advises that the lack of increase in sales is due to one main factor.  That factor being that key marketing and sales people’s functions, (usually handled by the President and Vice-President of Marketing and Sales) were diverted towards more administrative functions such as dealing with the many issues surrounding the present application.

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

For fiscal year 2001, financial activities increased by US$117,000 from the prior year, as a result of repayment of long term debt of “Investissement Québec” (a government agency) in 2001; no capital repayment was made in 2000.

In fiscal year 2001, operating expenses increased 7.5% from the prior year.  The increase was largely attributable to the Company’s higher fixed expense structure, principally the result of added personnel and the amalgamation with Outer Edge Holdings Inc.  There was also continued emphasis on adapting and enhancing the Company’s eBusiness product offerings.

The pre-tax loss of  US$76,153 for fiscal year 2001 approximates the US$87,105 loss of fiscal year 2000.  The sales and gross margin have been stable from 2000 to 2001. Salary expenses increased in 2001 but a termination of contract expense had the same effect on expenses in 2000.

Long-term debt has been substantially reduced to US$481,512 from the previous fiscal year of $730,207.              This reduction was a consequence of the Company’s issuing Preferred Class H shares to “ Investissement Québec” in consideration of a reduction in liabilities for the amount of US$350,857 (CDN $ 525,000).  In addition, the current portion of the long-term debt for 2001 represents US $ 182,189, or 50% of the income tax receivables.

In order for the Company to realize the income tax receivable related to net operating losses carry-forward, the Company’s taxable income must increase by $300,000 in each fiscal years 2002, 2003, and 2004.  There can be no assurance that the Company’s taxable income will increase or increase at the estimated rates set forth above.

Fiscal Year 2000

Total revenue for the fiscal year ended March 31, 2000 decreased 12% or US$221,210 over fiscal year 1999.  The decrease was primarily attributable to the “Y2K” issues in which technical resources concentrated their efforts in solving these issues with existing clients rather than in developing new clients.  The immediate effect decreased cost of sales by US$60,000, a decrease of 14%.  Nevertheless, the gross margin remained equal.

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

Deferred revenues decreased by 65%, US$379,747 over the previous year due to the fact that the Company’s activities were mainly focused on existing clients, concerning the Y2K issues and difficulties related to the date change.

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

Long-term liabilities remain the same for fiscal year ended March 31, 2000.  Management had negotiated an agreement with “Investissement Québec”, in which payments for the long-term debt was deferred for one year so as to permit the Company to invest in finalizing research and development.

Liquidity and Capital Resources

During fiscal year 2001, the company used cash on hand to repay over US $ 123,367 in debt.  Cash generated from operations for fiscal year 2001 was ($48,138) , still an increase of almost 70% from the prior year’s cash from operations of  ($157,220).  Cash from operations was unfavorably impacted during fiscal year 2001 due to higher costs associated with increased headcount.

Capital resource requirements as of March 31, 2001 consisted of lease obligations for office space, computer equipment and amounts due as a result of product improvements.  It is expected that existing cash, the availability of borrowings under credit lines and cash provided from operations and tax credits will be sufficient to meet ongoing cash requirements.

The Company has not entered into any material commitments for capital expenditures.

Since March 31, 2001 and up to today, there have not been significant changes in our liquidity or capital resources.  We do not foresee that any significant changes concerning liquidity or capital resources shall occur of the next 12 months except that management shall now devote more time and effort in marketing their product so as to increase sales.

The Company may seek public or private financing through the sale of securities in 2001.  There is no assurance that additional financing may be obtained, or if obtained, that it will be on terms favorable to the Company.

On July 8, 1999, the Vision Group received a government-assisted line of credit (a research and development tax credit) based on 80% of the company’s anticipated tax credits (an average of approximately CAN$500,000 (US$334,068) per year) through the Laurentian Bank.  Additionally, on September 14, 1999, the Vision Group received an operating line of credit from the Bank of Montreal for approximately CAN$300,000 (US$200,441).  Jean-Paul Ouellette, President, personally guaranteed both lines of credit.

C.  Research and Development, Patents and Licenses, etc…

Much of the Vision Group’s development took place between 1993 and 1998.  During those years, the company developed the Apogee Solution “Activity Based Management,” and SmartVision Tools.  In order to remain competitive in its market, the Vision Group has spent, and Vision Global expects to continue spending, significant resources on research and development.  The following chart represents resources spent on research and development net of research and development tax credits related to these expenses:

Year Ending On:	Amount Spent

March 31, 2001	$283,902
March 31, 2000	$344,226
March 31, 1999	$246,820

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

Management believes the majority of today’s companies are dissatisfied with standard enterprise resource planning solutions.  It is management’s belief that such companies require systems that provide up-to-date information regarding their activities so that each company knows where its profits are made and what actions are necessary to reverse money-losing accounts.  Activity Based Management provides the solution to these concerns.

E.  Forward Looking Information: Vision Global

Vision Global is projecting a loss.  Vision Global is projecting a loss for its current fiscal year ending March 31, 2002.  In addition, it is anticipating losses and cash flow deficits from Vision Global’s operations for at least the next 12 months.  It is expected that this loss will be caused primarily by:

•

development completion costs for software and related applications

•

startup, including personnel and office costs

•

marketing costs

•

inventory acquisition costs

•

research and development

Vision Global estimates that a total of  (US$ 2,500,000) in future additional financing will be used for sales and marketing, research and development and website development and promotion.  Such additional financing may not be available at all or on acceptable terms.

Vision Global is in the development stage.  Consistent with other software development and Activity Based Management related companies, expenditures are heavily weighted in favor of the company’s marketing and production effort.  Vision Global realizes that these expenditures are necessary in order to compete for Activity Based Management clients more effectively and to develop a profitable software development company capable of surviving and prospering well into the future.

Vision Global expects to continue developing the Apogee software by adding new functionalities based on customer needs and requests, requirements and prospects and suggestions from Vision Global’s staff, especially the trainers who maintain direct contact with the company’s customers. In the event that Vision Global targets a software or programming acquisition or licensing candidate, it will in all likelihood require additional funding.

The Company has sufficient liquidity for all of its requirements for the next twelve (12) months.  However, the Company intends to explore options to expand the Company’s business at increased levels and, if such plans justify additional financing, the Company will explore options at that time.  Vision Global may seek additional funding through the private or public sale of its securities in 2001.

Item 6.       Directors, Senior Management and Employees

A.  Directors and senior management.  Set forth below are particulars respecting the current directors and officers of Vision Global as of December 31, 2000, and the business experience of each such person:

		Present Position
Name of Nominee	Age	With Vision Global

Jean-Paul Ouellette	58	Chairman, President, Chief Executive
Montreal, Quebec		Officer and Director

Donald Douglas	58	Director
Kitchener, Ontario

Mark Hakime	37	Director
Toronto, Ontario

Jean-Paul Ouellette.  Jean-Paul Ouellette is the Chairman, President, Chief Executive Officer and Director of Vision Global since its inception.  Mr. Ouellette formerly served as the chairman, president, CEO and a director of Vision Ontario Inc.  Mr. Ouellette founded Vision R/4 Corporation and A.R.T.I. Vision; he also served as Vision R/4 and A.R.T.I.’s President, Secretary and Director.  He started his career in the sales department of Burroughs Business Machine Inc. in the mid-1960’s.  He then worked for MAI Canada Inc. as Eastern District Manager for eight years.  In May 1979, Mr. Ouellette left MAI, and started two of his own computer-related companies, under the names Ridding/Ouellette Inc. and Rexin Business Machines Inc., working exclusively with hardware manufacturers in the United States and Taiwan. Mr. Ouellette sold both of these companies in 1987.  Following the sale of Ridding and Rexin, Mr. Ouellette was self-employed as a consultant, providing sales and marketing advice to small organizations.  In 1978, Mr. Ouellette acquired Marche au Chalet Inc., a grocery store in Ste-Adele, Quebec, Canada previously owned by IGA (now Sobey’s).  Mr. Ouellette still owns Marche au Chalet, which employs approximately 60 employees.  In 1980, Mr. Ouellette acquired IGA Shawinigan, a retail grocery company in Shawinigan, Quebec, Canada, which he sold in 1994.  In May 1989, he was Vice President of Marketing and Sales for Varnet Canada, a software company.  In 1993, Mr. Ouellette founded the Vision Group.

Donald Douglas.  Donald Douglas has served as a Director of Vision Global since the company’s inception.  Mr. Douglas has been a professor and coordinator of the Police Foundations and Law and Security Administration programs at Conestoga College for 27 years.  Mr. Douglas developed training modules in Security Administration and Corrections, as well as courses in criminology and the law, for the Waterloo Regional Police Service and the Ministry of Correctional Services.  He recently served with the U.S. Department of Justice in police training (ICITAP) as part of the United Nations’ peace-keeping force in Haiti.  Mr. Douglas holds degrees from Cambridge and London University, an honors degree from Sir George Williams University and an M.A. in Sociology from McMaster University.  Mr. Douglas is the author of numerous articles and papers in his field.  He also has served as Chairperson with direct responsibility for fund-raising for many not-for-profit community service organizations.

Mark Hakime.  Mark Hakime has served as a Director of Vision Global since the company’s inception. Mr. Hakime is presently employed by Aegis Financial Systems of Toronto as the Director of Software Development.  During the past 10 years, he has held positions as Senior Project Manager with Markel Insurance Company of Canada and as Senior Consultant with Proteus Software.  He also was the Management Information Services Director of Group Bull, Inc. in South Africa as well as a Senior Consultant and Senior Programmer with Dave Barrow Systems Inc. and Solutions Base Systems of Santori, South Africa.

B.  Compensation. Jean-Paul Ouellette received compensation in the form of a salary of  CAN$275,000 (US$183,738) during the fiscal year ended March 31, 2001 as Vision Ontario’s president and chief executive officer.  The Company has not set aside or accrued any funds to provide pension, retirement or similar benefits for its directors or senior management.

C.  Board Practices. While not required, each of Vision Global’s directors is a resident of Canada and holds office until the company’s first annual meeting or until his successor is duly elected or appointed.  Officers are appointed annually by the Board of Directors to serve at the Board’s will.

D.  Employees.  At December 31, 2000, Vision Global employed approximately 30 full-time employees.  All employees are non-unionized and the company considers that its relationships with its employees are very good.

E.  Share Ownership.  The following table sets forth information relating to the beneficial ownership of Vision Global’s common stock by those who beneficially own more than 5% of Vision Global’s common stock and by all of Vision Global’s directors and executive officers as a group, as of December 31, 2000.  The business address of each person is in care of Vision Global, unless otherwise noted.

			Percentage of
Name and Address	Present Position	Number of	Outstanding
of Beneficial Owner	With Vision Global	Shares Owned	Common Stock

Jean-Paul Ouellette	Chairman, Director,	12,648,000	55.75%
455 Notre Dame Street, East	President, and Chief
Montreal, Quebec	Executive Officer
Canada J8B 3B5

Jacques Gauvin	__	3,021,000	13.31%
6984 Chateaubriand
Montreal, Quebec
Canada H2S 2P2

Martine Lavoie	__	1,860,552	8.2%
1030 Cherrier, Suite 303
Montreal, Quebec
Canada H2L 1H9

All Officers and
Directors as a Group		12,648,000	55.75%
(3 persons)

Item 7.

        Major Shareholders and Related Party Transactions

A.  Major shareholders.  Vision Global is unaware of any beneficial owners of 5% or more of Vision Global’s common stock other than those disclosed in Item 6.E. above.

B.  Related party transactions.  Jean-Paul Ouellette expects to enter into a three year full-time employment contract with Vision Ontario to act as its president and chief executive officer.  No other directors or senior officers of Outer Edge, 1397629 Ontario, or Vision Ontario or any associates or affiliates thereof, has had any material interest, direct or indirect, in any transaction which has materially affected or will materially affect Vision Global.

C.  Interest of Experts and Counsel

None/Not Applicable.

Item 8.

Financial Information

A.  Consolidated Statements and Other Financial Information.  This registration statement on Form 20-F contains the financial information set forth under Item 18.

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

Vision Global intends to seek quotation of  shares of its common  stock, no par value per share, on the OTC Bulletin Board. There can be no assurance that Vision Global’s shares will be accepted for quotation on the OTC Bulletin Board, or that any trading market will be developed or sustained.

	High	Low

January 2003	.02	.01
February 2003	.05	.01
March 2003	.18	.04
April 2003	.12	.02
May 2003	.05	.02
June 2003	.04	.02
July 2003	.05	.02

Item 10.        Additional Information

A.  Share capital.  The company is authorized to issue an unlimited number of shares of common stock, no par value; 22,689,000 shares are issued and outstanding.

B.  Memorandum and articles of incorporation.

The holders of Vision Global’s common shares are entitled to vote at all meetings of shareholders.  Holders of common shares are entitled to one (1) vote for each share held by them at all meetings of shareholders.  Holders of common shares are entitled to receive dividends if and as declared by the Board of Directors. Subject to any rights, privileges, restrictions and conditions attaching to any prior ranking shares, the holders of common shares are entitled to receive the remaining property of Vision Global upon dissolution.

The Vision Global common shares do not have any preemptive rights of redemption, sinking fund or purchase provisions.

C.  Material contracts.

Progress Corporation. Vision R/4 entered into a Distribution Agreement with Progress Corporation, a Boston based company, on November 14, 1993.  Taking advantage of this advanced technology, Vision developed its own application using Progress’ software products.  As an application partner, Vision benefits from several services offered by Progress, such as: sales and marketing support, sales training, demonstration licenses, joint marketing initiatives, trade show support, developer assistance and consulting services.

The Distribution Agreement authorizes Vision R/4 to license Progress products world-wide on a non-exclusive and non-transferable basis.  In licensing such products, Vision R/4 receives a 35% discount on all Progress products as well as a 25% discount on all annual maintenance contracts concluded by Vision.

Advanced Management Solutions.  On August 21, 2000, Vision/R4 entered into a Software Development Agreement with Advanced Management Solutions, Inc., a California company.  The agreement sets forth the terms and conditions according to which Vision/R4 is to develop an interface between Vision/R4’s Apogee Enterprise Resource Planning suite of products and Advanced Management’s REALTIME suite of software; whereby the interface is to be owned and operated by Vision/R4.  In exchange for its engineering and development services and US$3,750, Vision/R4 will receive certain consulting services from Advanced Management, as well as a non-exclusive, non-transferable license to use Advanced Management’s REALTIME

D.  Exchange controls.  Vision Global is an Ontario corporation.  Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, royalties and other payments to non-resident holders of the Canadian securities.

There are no limitations under the laws of Canada or in the controlling documents of Vision Global on the right of foreigners to hold or vote securities of Vision Global, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of Vision Global by a “non-Canadian”.  The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of Vision Global.  “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.  Taxation.  The following is a brief summary of some of the principal Canadian federal income tax consequences to a U.S. holder of Vision Global’s common shares who deals at arm’s length with and is not affiliated with Vision Global, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) and the Canada – United States Income Tax Convention, is at all relevant times resident or deemed to be resident in the United States and is not nor is deemed to be in Canada and does not carry on business in Canada.

This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. holder and no representation is made with respect to the Canadian income tax consequences to any particular person.  Accordingly, U.S. holders are advised to consult their own tax advisers with respect to their particular circumstances.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the company's common stock. A U.S. Taxpayer who pays Canadian tax on a dividend on the common stock will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. Under the Income Tax Act (Canada) and pursuant to the Canada-United States Income Tax Convention, a U.S. holder of common shares will be subject to a 15 percent withholding tax on dividends paid or credited or deemed by the Income Tax Act (Canada) to have been paid or credited on such shares.  The withholding tax rate is 5 percent for 1999, 2000 and 2001, where the U.S. holder is a corporation that beneficially owns at least 10 percent of the voting shares of Vision Global.  A domestic corporation that owns at least 10% of the voting stock of the company should consult its tax adviser as to applicability of the dividends received deduction or deemed paid foreign tax credit with respect to dividends paid on the company's common stock.

In general, a U.S. holder will not be subject to Canadian income tax on capital gains arising on the disposition of Vision Global common shares unless (i) at any time in the five-year period immediately preceding the disposition, 25 percent or more of the shares of any class or series of the capital stock of Vision Global were owned (or were under option or subject to an interest in) by the U.S. holder, by persons with whom the U.S. holder did not deal at arm’s length and (ii) the value of the common shares of Vision Global at the time of the disposition derives principally from real property (as defined in the Canada-United States Income Tax Convention) situated in Canada.

F.     Dividends and paying agents.

Not Applicable.

G.     Statements by experts.  The audited financial statements included in this registration statement have been prepared by and filed with the consent of:

Outer Edge. Thomas N. Wright, Chartered Accountants, 2005 Sheppard Avenue East, Suite 503, Toronto, Ontario, Canada M2J 5B4.

The Vision Group. Verrier Paquin Hebert, Chartered Accountants, 212, Rue Heriot Drummondville, Montreal, Quebec, Canada J2C 1J8.

H.     Documents on display.

Documents filed as exhibits to this registration statement are described in Item 19(b).

I.      Subsidiary information.

Not Applicable.

Item 11.        Quantitative and Qualitative Disclosures About Market Risk

Not Applicable.

Item 12.        Description of Securities Other Than Equity Securities

Not Applicable.

PART III

Item 18.        Financial Statements

The following auditors’ reports and consolidated financial statements are included in this Form 20-F:

A. Outer Edge Holdings Inc.

Sequential
Page Number

Auditors’ Report	27
Consolidated Balance Sheet as at December 19, 2000 and March 31, 2000	28
Consolidated Statements of Income and Deficit for December 12, 2000 and March 31, 2000	29-30
Consolidated Statements of Cash Flows for the periods ended December 19, 2000 and March 31, 2000	31
Notes to Consolidated Financial Statements	32-36
Auditors’ Report	39
Consolidated Balance Sheets as at March 31, 2000, 1999, 1998 and 1997	40
Consolidated Statements of Income and Deficit
March 31, 2000, 1999, 1998 and 1997	41
Schedules to the Consolidated Statements of Income and Deficit
for the years ended March 31, 2000, 1999, 1998 and 1997	42
Consolidated Statements of Cash Flows for the years ended
March 31, 2000, 1999, 1998 and 1997	43
Notes to Consolidated Financial Statements	44-48

The following auditors’ reports and consolidated financial statements are included in this Form 20-F:   B. Vision Global Solutions Inc.

Item 19.        Financial Statements

Sequential
Page Number

Auditors’ Report	50
Consolidated Statements of Earnings
For the year Ended March 31, 2001	51
Consolidated Balance Sheets as at March 31, 2001	53
Consolidated Statements of Cash Flows for the year
Ended March 31, 2001	55
Notes to Consolidated Financial Statements	56

(a)

Financial Statements.  The consolidated financial statements set forth under Item 18 are included as part of this registration statement.

(b)

Exhibits and Exhibit Index.  The following Exhibits are filed as part of this Registration Statement and incorporated herein by reference to the extent applicable.

Exhibit Index*

		Sequential
Exhibit No.	Description	Page Number

1.1	Articles of Incorporation/Amalgamation	*
1.2	Bylaws	*
2.1	Specimen Stock Certificate	*
4.1	Software Development and Distribution Agreement with
	Advanced Management Solutions, Inc., dated October 6, 2000.	*
4.2	Independent Software Vendor Agreement with
	Progress Software Corporation, dated September 23, 1997.	*

4.3	Pre-Amalgamation Agreement between Outer Edge Holdings Inc.,
	1397629 Ontario, Inc. and Vision Ontario Inc. dated September 25, 2000	69
4.4	Stage 1 Amalgamation Agreement between Outer Edge Holdings Inc.
	and 1397629 Ontario Inc. dated September 25, 2000	95
4.5	Stage 2 Amalgamation Agreement between Outer Edge Holdings Inc.
	and 1397629 Ontario Inc. and Vision Ontario Inc. dated September 25,
	2000	102
4.6	Lease Agreement with Module Construction dated July 13, 1999	110
4.7	Lease Agreement with Lyojo Ltée dated June 14, 1997, as amended
	April 6, 1999	134

23.1	Consent of Andre Paquin, Verrier, Paquin, Hebert,
	a General Partnership, Chartered Accountants dated August 9, 2001	157

23.2	Consent of Thomas N. Wright, Chartered Accountants dated
	August 8, 2001	159

*  previously filed.

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duty authorized.

VISION GLOBAL SOLUTIONS INC.

By:  _________________________________

Jean-Paul Ouellette

Date: July 31, 2003