Form 20-F/A
VISION GLOBAL SOLUTIONS INC
filed 2003-10-15
CIK 1135657

Form 20-F/A

 [  ] Registration Statement Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934;

 [X] Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended:  March 31, 2003

 [  ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the transition period from _______  to ________

Commission file number: 000-31104

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the last practicable date: 31,995,825 shares as of March 31, 2003

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes _X_     No  __

Indicate by check mark which financial statement item the Registrant has elected to follow:

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

Date: October 15, 2003